旭日企業有限公司
Glorious Sun Enterprises Limited
JEANSWEST 真維斯
(Incorporated in Bermuda with limited liability)
Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217

September 27 , 2005

BY REGISTERED MAIL

The Securities and Exchange Commission
Office of International
Division of Corporate
450 Fifth Street, N.W.
Washington D.C. 205
USA

Attn: Mr. Frank Zarb

Dear Sirs,

Re: Glorious Sun Enterprises Limited ("the Company") (Exemption No. 82-4581)

Pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, we hereby furnish the following documents: -

1. The Company's announcement dated July 28, 2005 regarding the increase in trading volume of shares published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on July 29, 2005;

2. The Company's announcement dated July 29, 2005 regarding the continuing connected transactions published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on August 1, 2005;

3. The Company's announcement dated August 16, 2005 regarding the notice of Special General Meeting ("SGM") published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on August 16, 2005;

4. A circular dated August 16, 2005 in relation to the adoption of a share option scheme and termination of the existing share option scheme;

5. A proxy form for the SGM;

6. The Company's announcement dated August 31, 2005 regarding the appointment of directors published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on September 1, 2005;



.../2



旭日企業有限公司
Glorious Sun Enterprises Limited
JEANSWEST 眞維斯
(Incorporated in Bermuda with limited liability)
Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217

7. The Company's announcement dated September 1, 2005 regarding the result of the SGM published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on September 2, 2005;

8. The Company's announcement dated September 1, 2005 regarding the interim results for the six months ended June 30, 2005 published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on September 2, 2005;

9. The Company's 2005 Interim Report dated September 1, 2005; and

10. The Company's announcement dated September 9, 2005 regarding the increase in trading volume of shares published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on September 12, 2005.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing in English.

Please acknowledge receipt of the above documents by stamping and returning the enclosed copy of this letter to us.

Yours faithfully,
For and on behalf of
Glorious Sun Enterprises Limited

Archie Chan
Company Secretary

Encl.

c.c. Ms Kathy Jiang of The Bank of New York – w/o encl (kjiang@bankofny.com)
Ms Eugenia Lee & Ms Kammy Yuen of The Bank of New York, Hong Kong Branch – w/o encl (elee@bankofny.com, kyuen@bankofny.com)
Mr. Lawrence Kan of Glorious Sun Enterprises Limited – w/o encl
Ms Anne Wang of The Bank of New York - w/o encl (anwang@bankofny.com)

ltrs.doc/11

旭日企業有限公司
Glorious Sun Enterprises Limited
JEANSWEST 真維斯
(Incorporated in Bermuda with limited liability)
Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217

September 27 , 2005

BY REGISTERED MAIL

The Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Attn: Mr. Frank Zarb

Dear Sirs,

Re: Glorious Sun Enterprises Limited ("the Company") (Exemption No. 82-4581)

Pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, we hereby furnish the following documents: -

1. The Company's announcement dated July 28, 2005 regarding the increase in trading volume of shares published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on July 29, 2005;

2. The Company's announcement dated July 29, 2005 regarding the continuing connected transactions published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on August 1, 2005;

3. The Company's announcement dated August 16, 2005 regarding the notice of Special General Meeting ("SGM") published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on August 16, 2005;

4. A circular dated August 16, 2005 in relation to the adoption of a share option scheme and termination of the existing share option scheme;

5. A proxy form for the SGM;

6. The Company's announcement dated August 31, 2005 regarding the appointment of directors published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on September 1, 2005;

.../2

香港九龍觀塘巧明街九十七號旭日集團大廈二字樓


1999
HKMA
Quality
Award

7. The Company's announcement dated September 1, 2005 regarding the result of the SGM published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on September 2, 2005;

8. The Company's announcement dated September 1, 2005 regarding the interim results for the six months ended June 30, 2005 published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on September 2, 2005;

9. The Company's 2005 Interim Report dated September 1, 2005; and

10. The Company's announcement dated September 9, 2005 regarding the increase in trading volume of shares published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on September 12, 2005.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing in English.

Please acknowledge receipt of the above documents by stamping and returning the enclosed copy of this letter to us.

Yours faithfully,
For and on behalf of
Glorious Sun Enterprises Limited

Archie Chan
Company Secretary

Acknowledge receipt by :

Name :
Date :

Encl.

c.c. Ms Kathy Jiang of The Bank of New York – w/o encl (kjiang@bankofny.com)
Ms Eugenia Lee & Ms Kammy Yuen of The Bank of New York, Hong Kong Branch – w/o encl (elee@bankofny.com, kyuen@bankofny.com)
Mr. Lawrence Kan of Glorious Sun Enterprises Limited – w/o encl
Ms Anne Wang of The Bank of New York - w/o encl (anwang@bankofny.com)





GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(the "Company")
(Stock Code: 393)

ANNOUNCEMENT

The Directors have noted an increase in trading volume of the shares of the Company today. The Company is informed by five executive Directors that they have disposed of a total of 25,000,000 Shares (representing approximately 2.43% of the issued share capital of the Company) in the open market at a price of HK$3.45 per Share to an institutional investor who is independent and not a connected person. The institutional investor, after acquiring the Shares, is not a substantial shareholder of the Company.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The directors of the Company (the "Directors") have noted an increase in trading volume of the shares of the Company (the "Shares") today. The Company is informed by the following executive Directors that they have disposed of a total of 25,000,000 Shares (representing approximately 2.43% of the issued share capital of the Company) in the open market at a price of HK$3.45 per Share to an institutional investor who is independent and not a connected person (as defined in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")):–

Name of Director	No. of Shares sold	Approximate shareholding immediately before the disposal	Approximate shareholding immediately after the disposal
Yeung Chun Fan	3,242,000	61.49% *(note)*	61.18% *(note)*
Yeung Chun Ho	5,458,000	3.68%	3.15%
Pau Sze Kee, Jackson	5,438,000	1.44%	0.91%
Hui Chung Shing, Herman	5,458,000	1.14%	0.61%
Cheung Wai Yee	5,404,000	1.18% *(note)*	0.65% *(note)*

Note: Ms. Cheung Wai Yee is the spouse of Mr. Yeung Chun Fan. The above calculation does not include their respective spouse interests.

The institutional investor, after acquiring the Shares, is not a substantial shareholder of the Company (as defined in the Listing Rules).

Incidentally, the Directors also confirm that certain subsidiaries of the Company are desirous of entering into tenancy agreements with companies owned by certain Directors, which constitute continuing connected transactions under the Listing Rules. Negotiations of the terms of the tenancy agreements are at final stage but are subject to the approval of the Board of Directors (the "Board"). Separate announcement will be made after formal approval of the Board having been obtained. As of today, no agreement has been signed.

Save as disclosed above, the Directors confirm that there are no negotiations or agreements relating to intended acquisitions or realization which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board
Hui Chung Shing, Herman, JP
Director

Hong Kong, 28 July, 2005

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Mr. Charles Yeung, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP and Ms. Cheung Wai Yee

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, JP, Mr. Lau Hon Chuen, Ambrose, JP and Mr. Chung Shui Ming, Timpson, JP

Non-Executive Director:
Mr. Lam Lee G.



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

(「本公司」)

(股份代號：393)

公佈

董事已知悉今日本公司的股份成交量上升。本公司獲五位執行董事通知，彼等已於公開市場以每股3.45港元之價格出售總計25,000,000股股份(約佔本公司已發行股本2.43%)予一位獨立及非關連人士之機構投資者。於收購股份後，該機構投資者並非本公司之主要股東。

本公佈乃應香港聯合交易所有限公司(「聯交所」)之要求而作出。

本公司之董事(「董事」)已知悉今日本公司的股份(「股份」)成交量上升。本公司獲下列執行董事通知，彼等已於公開市場以每股3.45港元之價格出售總計25,000,000股股份(約佔本公司已發行股本2.43%)予一位獨立及非關連人士(如聯交所證券上市規則(「上市規則」)所定義)之機構投資者：

董事名稱	出售股份數量	緊接出售前之概約股權	緊隨出售後之概約股權
楊勳	3,242,000	61.49% *(註)*	61.18% *(註)*
楊浩	5,458,000	3.68%	3.15%
鮑仕基	5,438,000	1.44%	0.91%
許宗盛	5,458,000	1.14%	0.61%
張慧儀	5,404,000	1.18% *(註)*	0.65% *(註)*

註：張慧儀女士為楊勳先生之配偶。上述計算並未包括他們各自配偶之權益。

於收購股份後，該機構投資者並非本公司之主要股東(如上市規則所定義)。

董事同時確認，本公司的若干附屬公司有意與由若干董事持有之公司簽署租約，就此按上市規則構成持續關連交易。租約條款之商談已為最終階段，惟尚待董事局(「董事局」)批准。於獲董事局正式批准後，將作出獨立公佈。截至今日，租約尚未獲簽訂。

除上文所述外，董事謹確認，目前並無任何有關建議收購或變賣之商談或協議為根據上市規則第13.23條而須予公開者；董事局亦不知悉有任何足以或可能影響價格之事宜為根據上市規則第13.09條所規定之一般責任而須予公開者。

上述公佈乃承本公司董事局之命而作出；董事局各董事願就本公佈之準確性承擔個別及共同之責任。

承董事局命
許宗盛*太平紳士*
董事

香港，二零零五年七月二十八日

於本公佈日期，本公司之董事為：

執行董事：
楊釗太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士及張慧儀女士

獨立非執行董事：
王敏剛太平紳士、劉漢銓太平紳士及鍾瑞明太平紳士

非執行董事：
林家禮先生



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

CONTINUING CONNECTED TRANSACTIONS

The Directors announce that certain wholly-owned subsidiaries of the Company have entered into the Tenancy Agreements with the companies owned by certain Directors and Substantial Shareholders.

The Tenancy Agreements have been entered into in the ordinary course of business of the Company, on normal commercial terms, are fair and reasonable, and in the interest of the shareholders as a whole.

The Tenancy Agreements constitute continuing connected transactions for the Company under Rules 14A.34 and 14A.35 of the Listing Rules. Since the transaction amounts under the Tenancy Agreements fall within the de minimis threshold prescribed in Rule 14A.34 of the Listing Rules, the entering into of the Tenancy Agreements is exempt from independent shareholders' approval but is subject to reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules.

PRINCIPAL TERMS OF THE TENANCY AGREEMENTS

1.

Agreement date	:	29 July 2005
Premises leased	:	1/F, 4/F, 5/F, 6/F, 9/F, and portions on G/F, 2/F, 3/F, 7/F, and 8/F of Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong with a total gross floor area of 65,602 square feet
Use of premises	:	office premises/warehouse
Landlord	:	Golden Sunshine, of which 93.8% of the issued capital is beneficially owned by Mr. Charles Yeung and Mr. Yeung Chun Fan, both are the Directors and Substantial Shareholders
Tenant	:	GS Fashion
Term	:	Two years commencing on 1 August 2005 and expiring on 31 July 2007
Rent	:	HK$303,387.6 per month (equivalent to HK$3,640,651.2 annually) exclusive of rates, management charges and all other outgoings
Management fee	:	HK$76,098.5 per month (equivalent to HK$913,182 annually) paid to Golden Sunshine

2.

Agreement date	:	29 July 2005
Premises leased	:	2nd Floor, Houtex Industrial Building, 16 Hung To Road, Kwun Tong, Kowloon, Hong Kong with a total gross floor area of 11,521 square feet
Use of premises	:	warehouse
Landlord	:	Houtex, of which 95% of the issued capital is beneficially owned by Mr. Charles Yeung and Mr. Yeung Chun Fan, both are the Directors and Substantial Shareholders
Tenant	:	Glorious Sunshine
Term	:	Two years commencing on 1 August 2005 and expiring on 31 July 2007
Rent	:	HK$52,996.6 per month (equivalent to HK$635,959.2 annually) exclusive of rates, management charges and all other outgoings
Management fee	:	HK$11,521 per month (equivalent to HK$138,252 annually) paid to GS Property Management

3.

Agreement date	:	29 July 2005
Premises leased	:	3rd Floor, Houtex Industrial Building, 16 Hung To Road, Kwun Tong, Kowloon, Hong Kong with a total gross floor area of 11,521 square feet
Use of premises	:	warehouse
Landlord	:	Houtex, of which 95% of the issued capital is beneficially owned by Mr. Charles Yeung and Mr. Yeung Chun Fan, both are the Directors and Substantial Shareholders
Tenant	:	Parkent
Term	:	Two years commencing on 1 August 2005 and expiring on 31 July 2007
Rent	:	HK$52,996.6 per month (equivalent to HK$635,959.2 annually) exclusive of rates, management charges and all other outgoings
Management fee	:	HK$11,521 per month (equivalent to HK$138,252 annually) paid to GS Property Management

4.

Agreement date	:	29 July 2005
Premises leased	:	1st Floor, 14-16 Yarra Street, South Yarra, Victoria, Australia with a total gross floor area of 1,750 square metres together with 30 carparks
Use of premises	:	office premises
Landlord	:	Harbour Guide, beneficially owned by Mr. Yeung Chun Fan and Ms. Cheung Wai Yee, both are the Directors and Substantial Shareholders
Tenant	:	Jeanswest Corporation
Term	:	Three years commencing on 1 August 2005 and expiring on 31 July 2008
Rent	:	1 August 2005 to 31 July 2006: A$360,000 (approximately HK$2,124,000) per year 1 August 2006 to 31 July 2007: A$370,800 (approximately HK$2,187,720) per year 1 August 2007 to 31 July 2008: A$381,924 (approximately HK$2,253,352) per year exclusive of rates, taxes, charges for services and all other outgoings

5. Four residential premises in Hong Kong

The following four tenancy agreements were entered into on 29 July 2005, all for a term of two years commencing on 1 August 2005 and expiring on 31 July 2007, exclusive of rates, management charges and all other outgoings.

Premises leased	Area (square feet)	Use of premises	Landlord	Tenant	Monthly Rent *(HK$)*	Annual Rent *(HK$)*
11th Floor & Car Port No.14, Silver Fair Mansion, 2E Shiu Fai Terrace, Mid-Levels East, Hong Kong	1,200	director's residence	GS (Yeungs), beneficially owned by Mr. Charles Yeung and Mr. Yeung Chun Fan, both are the Directors and Substantial Shareholders	Pacific Potential	22,500	270,000
House C6, Sea View Villa, Sai Kung, New Territories	1,847	Staff quarters	-ditto-	GS Fashion	35,000	420,000
Flat D, 16th Floor, Block 1 & Car Park No. 225, Ravana Garden, Shatin, New Territories	781	Staff quarters	-ditto-	Gold Treasure	11,800	141,600
Flat C, 6th Floor & Car Park No. 22, Lucky Court, 99 Waterloo Road, Kowloon	1,650	Staff quarters	Gantin, beneficially owned by Mr. Charles Yeung and Mr. Yeung Chun Fan, both are the Directors and Substantial Shareholders	Advancetex	24,000	288,000
	Total:				93,300	1,119,600

ANNUAL CAP

The aggregate rentals and management fees under the Tenancy Agreements are subject to an annual cap which comprises HK$7,300,000 for the properties in Hong Kong and A$382,000 (approximately HK$2,253,800) for the property in Australia.

GENERAL

The independent professional valuers have provided the Company with the current rental opinion in respect of the above properties in Hong Kong and Australia respectively. The rentals under the Tenancy Agreements are in line with the opinion provided by the independent professional valuers.

Based on the rental opinion provided by the independent professional valuers, the Directors, including the independent non-executive Directors, consider that the Tenancy Agreements have been entered into in the ordinary course of business of the Company, on normal commercial terms, are fair and reasonable, and in the interest of the shareholders as a whole. Both Mr. Charles Yeung and Mr. Yeung Chun Fan have abstained from voting on the relevant resolutions at the Directors' meetings for approving the Tenancy Agreements.

REASONS FOR THE TRANSACTIONS

The Group is principally engaged in the retailing, export and production of casual wear.

The Group has been renting the Premises for years and the previous tenancy agreements are to be expired on 31 July 2005. Accordingly, the Company considers it to be commercially necessary and beneficial to renew the tenancies for the Premises so that there would have no financial and operational impact generated by relocation.

CONTINUING CONNECTED TRANSACTIONS

The Landlords are companies owned by certain Directors and Substantial Shareholders, the Landlords are therefore associates (as defined in the Listing Rules) of those Directors and Substantial Shareholders. Accordingly, the Tenancy Agreements together constitute continuing connected transactions for the Company under Rules 14A.34 and 14A.35 of the Listing Rules. Since the transaction amounts under the Tenancy Agreements fall within the de minimis threshold prescribed in Rule 14A.34 of the Listing Rules, the entering into of the Tenancy Agreements is exempt from independent shareholders' approval but is subject to reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules.

DEFINITIONS

"Advancetex"	Advancetex International Trading (HK) Company Limited 大進國際貿易(香港)有限公司, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company, which is engaged in trading and production of apparel in the People's Republic of China
"Company"	Glorious Sun Enterprises Limited
"Directors"	directors of the Company
"Gantin"	Gantin Limited 景添有限公司, a company incorporated in Hong Kong which is engaged in property holding and owned as to 50% by each of Mr. Charles Yeung and Mr. Yeung Chun Fan, both of whom are the Directors
"Gold Treasure"	Gold Treasure Investment Limited 建裕投資有限公司, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company, which is engaged in provision of production management services
"Glorious Sunshine"	Glorious Sunshine Textiles Company Limited 明煋紡織有限公司, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company, which is engaged in import and distribution of textile products
"Golden Sunshine"	Golden Sunshine Enterprises Limited, a company incorporated in Hong Kong which is engaged in property holding and owned as to 65% and 28.8% by Mr. Charles Yeung and Mr. Yeung Chun Fan respectively, both of whom are the Directors
"Group"	the Company and its subsidiaries or, where the context so requires, any of them
"GS Fashion"	The Glorious Sun Fashion Garment Manufactory (H.K.) Limited 旭日製衣廠(香港)有限公司, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company, which is engaged in import and export and production of apparel
"GS Property Management"	G. S. Property Management Limited, a company incorporated in Hong Kong which is engaged in property management and owned as to 66 2/3% and 33 1/3% by Mr. Charles Yeung and Mr. Yeung Chun Fan respectively, both of whom are the Directors
"GS (Yeungs)"	G. S. (Yeungs) Limited, a company incorporated in Hong Kong which is engaged in property holding and owned as to 66 2/3% and 33 1/3% by Mr. Charles Yeung and Mr. Yeung Chun Fan respectively, both of whom are the Directors
"Harbour Guide"	Harbour Guide Limited 港朋有限公司, a company incorporated in Hong Kong which is engaged in property holding and owned as to 70% and 30% by Mr. Yeung Chun Fan and Ms. Cheung Wai Yee respectively, both of whom are the Directors
"Houtex"	Houtex Investments Limited 志成投資有限公司, a company incorporated in Hong Kong which is engaged in property holding and owned as to 62% and 33% by Mr. Charles Yeung and Mr. Yeung Chun Fan respectively, both of whom are the Directors
"Jeanswest Corporation"	Jeanswest Corporation Pty Ltd, a company incorporated in Australia and a wholly-owned subsidiary of the Company, which is engaged in retailing of apparel
"Landlords"	Golden Sunshine, Harbour Guide, Houtex, GS (Yeungs) and Gantin
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Pacific Potential"	Pacific Potential Trading Company Limited 力佳實業有限公司, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company, which is engaged in trading of apparel
"Parkent"	Parkent Industries Limited 栢健實業有限公司, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company, which is engaged in trading of apparel
"Premises"	the properties described in paragraphs 1 to 5 above
"Substantial Shareholders"	as defined in the Listing Rules
"Tenancy Agreements"	the tenancy agreements in relation to the leasing of the Premises
"A$"	Australian dollars, the lawful currency of Australia
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region

In this announcement, for reference only and unless specified, the translation of Australian dollars into Hong Kong dollars is based on the exchange rate of A$1=HK$5.9.

By Order of the Board
Hui Chung Shing, Herman, JP
Director

Hong Kong, 29 July 2005

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Mr. Charles Yeung, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP and Ms. Cheung Wai Yee

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, JP, Mr. Lau Hon Chuen, Ambrose, JP and Mr. Chung Shui Ming, Timpson, JP

Non-Executive Director:
Mr. Lam Lee G.



GLORIOUS SUN ENTERPRISES LIMITED
（旭日企業有限公司）

（於百慕達註冊成立之有限公司）
（股份代號：393）

持續關連交易

董事公佈，本公司若干全資附屬公司，已與由若干董事及主要股東擁有之公司簽訂租約。

該等租約乃在本公司之日常業務過程中，按一般商業條款進行，且屬公平合理，並符合股東整體利益。

該等租約按上市規則第14A.34及14A.35條構成本公司之持續關連交易。由於租約之交易金額符合上市規則第14A.34條之最低豁免水平，簽署該等租約乃可豁免由獨立股東批准，但需遵守上市規則第14A章之申報、公告及年度審核規定。

租約之主要條款

(1) 協議日期：二零零五年七月二十九日
出租物業：香港九龍官塘巧明街97號旭日集團大廈一樓、四樓、五樓、六樓、九樓之全層；地下、二樓、三樓、七樓及八樓之部份樓層，總面積為65,602平方呎
物業用途：寫字樓/貨倉
業主：Golden Sunshine，其93.8%已發行股本乃由同為董事及主要股東之楊釗先生及楊勳先生實質持有
租客：旭日製衣
年期：兩年，由二零零五年八月一日起計，並於二零零七年七月三十一日屆滿
租金：每月303,387.6港元（相等於每年3,640,651.2港元），並不包括差餉、管理費及其他費用
管理費：每月76,098.5港元（相等於每年913,182港元），繳付予Golden Sunshine

(2) 協議日期：二零零五年七月二十九日
出租物業：香港九龍官塘鴻圖道16號志成工業大廈2樓，面積為11,521平方呎
物業用途：貨倉
業主：志成，其95%已發行股本乃由同為董事及主要股東之楊釗先生及楊勳先生實質持有。
租客：明燈
年期：兩年，由二零零五年八月一日起計，並於二零零七年七月三十一日屆滿
租金：每月52,996.6港元（相等於每年635,959.2港元），並不包括差餉、管理費及其他費用
管理費：每月11,521港元（相等於每年138,252港元），繳付予GS Property Management

(3) 協議日期：二零零五年七月二十九日
出租物業：香港九龍官塘鴻圖道16號志成工業大廈3樓，面積為11,521平方呎
物業用途：貨倉
業主：志成，其95%已發行股本乃由同為董事及主要股東之楊釗先生及楊勳先生實質持有
租客：栢健
年期：兩年，由二零零五年八月一日起計，並於二零零七年七月三十一日屆滿
租金：每月52,996.6港元（相等於每年635,959.2港元），並不包括差餉、管理費及其他費用
管理費：每月11,521港元（相等於每年138,252港元），繳付予GS Property Management

(4) 協議日期：二零零五年七月二十九日
出租物業：1st Floor, 14-16 Yarra Street, South Yarra, Victoria, Australia，面積為1,750平方米，連三十個車位
物業用途：寫字樓
業主：港朋，乃由同為董事及主要股東之楊勳先生及張慧儀女士實質持有
租客：Jeanswest Corporation
年期：三年，由二零零五年八月一日起計，並於二零零八年七月三十一日屆滿
租金：二零零五年八月一日至二零零六年七月三十一日：每年360,000澳元（約2,124,000港元）
二零零六年八月一日至二零零七年七月三十一日：每年370,800澳元（約2,187,720港元）
二零零七年八月一日至二零零八年七月三十一日：每年381,924澳元（約2,253,352港元）
並不包括差餉、稅項、服務費及其他費用

(5) **香港之四項住宅物業**
下列四項租約已於二零零五年七月二十九日簽訂，所有租約皆為期兩年，由二零零五年八月一日起計，並於二零零七年七月三十一日屆滿，並不包括差餉、管理費及其他費用。

出租物業	面積（平方呎）	物業用途	業主	租客	每月租金（港元）	每年租金（港元）
香港東半山區肇暉台2E號銀暉大廈11樓連14號車位	1,200	董事寓所	GS (Yeungs)，乃由同為董事及主要股東之楊釗先生及楊勳先生實質持有	力佳	22,500	270,000
新界西貢西沙小築C6號房	1,847	員工宿舍	－同上－	旭日製衣	35,000	420,000
新界沙田濱景花園1座16樓D室連225號車位	781	員工宿舍	－同上－	建裕	11,800	141,600
九龍旺角窩打老道99號幸運閣6樓C座連22號車位	1,650	員工宿舍	景添，乃由同為董事及主要股東之楊釗先生及楊勳先生實質持有	大進	24,000	288,000
合共：					93,300	1,119,600

年度上限

租約之租金及管理費總額乃受年度上限規限，該年度上限由7,300,000港元（香港物業）及382,000澳元（約2,253,800港元）（澳洲物業）組成。

一般事項

獨立專業估值師已分別就上述位於香港及澳洲之物業租金為本公司提供現租值意見。租約內之租金乃與獨立專業估值師提供的意見一致。

根據獨立專業估值師之租值意見，董事，包括獨立非執行董事，認為租約乃在本公司之日常業務過程中，按一般商業條款進行，且屬公平合理並符合股東整體利益。楊釗先生及楊勳先生於董事局會議上均無參與有關通過租約決議案的表決。

交易原因

本集團之主要業務是經營休閑服之零售、出口及製造。

本集團已租用上述物業多年及先前之租約將於二零零五年七月三十一日屆滿。本公司認為，為上述物業重續租約不會因搬遷而帶來財政及營運影響，因此切合利益及商業需要。

持續關連交易

因業主為若干董事及主要股東擁有之公司，故業主為該等董事及主要股東之聯繫人士（按上市規則所定義），所以按上市規則第14A.4及14A.35條，租約共同構成本公司之持續關連交易。由於租約之交易金額符合上市規則第14A.34條之最低豁免水平，簽署租約乃可豁免由獨立股東批准，但需遵守上市規則第14A章之申報、公告及年度審核規定。

釋義

「大進」	指	大進國際貿易（香港）有限公司，一間在香港成立，從事貿易及在中華人民共和國買賣、生產成衣，並為本公司全資擁有之附屬公司
「本公司」	指	Glorious Sun Enterprises Limited（旭日企業有限公司）
「董事」	指	本公司董事
「景添」	指	景添有限公司，一間在香港成立，從事物業持有，並為董事楊釗先生及楊勳先生各自持有50%股權之公司
「建裕」	指	建裕投資有限公司，一間在香港成立，從事生產管理服務，並為本公司全資擁有之附屬公司
「明燈」	指	明燈紡織有限公司，一間在香港成立，從事紡織品的進口及分銷，並為本公司全資擁有之附屬公司
「Golden Sunshine」	指	Golden Sunshine Enterprises Limited，一間在香港成立，從事物業持有，並為董事楊釗先生及楊勳先生分別持有65%及28.8%股權之公司
「本集團」	指	本公司及其附屬公司，或如文義所需，任何一間附屬公司
「旭日製衣」	指	旭日製衣廠（香港）有限公司，一間在香港成立，從事成衣出入口及製造，並為本公司全資擁有之附屬公司
「GS Property Management」	指	G. S. Management Limited，一間在香港成立，從事物業管理，並為董事楊釗先生及楊勳先生分別持有$66\frac{2}{3}$%及$33\frac{1}{3}$%股權之公司
「GS (Yeungs)」	指	G. S. (Yeungs) Limited，一間在香港成立，從事物業持有，並為董事楊釗先生及楊勳先生分別持有$66\frac{2}{3}$%及$33\frac{1}{3}$%股權之公司
「港朋」	指	港朋有限公司，一間在香港成立，從事物業持有，並為董事楊勳先生及張慧儀女士分別持有70%及30%股權之公司
「志成」	指	志成投資有限公司，一間在香港成立，從事物業持有，並為董事楊釗先生及楊勳先生分別持有62%及33%股權之公司
「Jeanswest Corporation」	指	Jeanswest Corporation Pty Ltd，一間在澳洲成立，從事成衣零售，並為本公司全資擁有之附屬公司
「業主」	指	Golden Sunshine、港朋、志成、GS (Yeungs)及景添
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「力佳」	指	力佳實業有限公司，一間在香港成立，從事成衣貿易，並為本公司全資擁有之附屬公司
「栢健」	指	栢健實業有限公司，一間在香港成立，從事成衣貿易，並為本公司全資擁有之附屬公司
「上述物業」	指	如上文(1)至(5)段所述之物業
「主要股東」	指	按上市規則所定義
「租約」	指	有關出租上述物業之租約
「澳元」	指	澳洲之法定貨幣
「港元」	指	香港特別行政區之法定貨幣

於本公佈內（在僅供參考之情況下及除有特別指明外），澳元兌換港元乃按1.00澳元=5.9港元之匯率計算。

承董事局命
許宗盛太平紳士
董事

香港，二零零五年七月二十九日

於本公佈日期，本公司之董事為：

執行董事：
楊釗太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士及張慧儀女士

獨立非執行董事：
王敏剛太平紳士、劉漢銓太平紳士及鍾瑞明太平紳士

非執行董事：
[illegible]



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE is HEREBY GIVEN that the Special General Meeting of the Shareholders will be held at 2:30 pm at 1/F, Mandarin Oriental Hong Kong, 5 Connaught Road, Central, Hong Kong on Thursday, 1 September 2005 for the purpose of considering, if thought fit, passing with or without amendments, the following resolution as ordinary resolution of the Company:–

ORDINARY RESOLUTION

"THAT

(a) conditional upon The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares falling to be issued pursuant to the exercise of any options granted under the share option scheme referred to in the circular dispatched to the shareholders on the same day as this Notice, the principal terms of which are set out in the printed document marked "A" now produced to the Meeting and for the purpose of identification signed by the Chairman hereof (the "**Share Option Scheme**"), the Share Option Scheme be approved and adopted to be the share option scheme for the Company and that the Directors of the Company be authorised to grant options thereunder and to allot and issue shares pursuant to the Share Option Scheme and take all such steps as may be necessary or desirable to implement such Share Option Scheme; and

(b) conditional upon the Share Option Scheme becoming unconditional, the existing share option scheme of the Company which was adopted by the Company on 2 September 1996 be terminated with effect from the date on which such resolution shall become unconditional."

By Order of the Board
Chan Wing Kan, Archie
Company Secretary

16 August 2005

Notes:

(1) Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. All proxies must be deposited at the Company's principal place of business at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting, or adjourned meeting, as the case may be.

(2) Completion and delivery of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

(3) Where there are joint holders of any shares, any one of such joint holders may vote at the meeting, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of such holders so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

The Directors of the Company as at the date of this circular are as follows:

Executive Directors:
Mr. Charles Yeung, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP and Ms. Cheung Wai Yee

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, JP, Mr. Lau Hon Chuen, Ambrose, JP and Mr. Chung Shui Ming, Timpson, JP

Non-Executive Directors:
Mr. Lam Lee G.



GLORIOUS SUN ENTERPRISES LIMITED
（旭日企業有限公司）

（於百慕達註冊成立之有限公司）
（股份代號：393）

股東特別大會通告

茲通告本公司將於二零零五年九月一日（星期四）下午二時三十分假座香港中環干諾道中5號香港文華東方酒店一樓舉行股東特別大會，藉以考慮及酌情通過下列決議案（不論經修訂與否）為本公司普通決議案：

普通決議案

「**動議**

(a) 待香港聯合交易所有限公司批准根據於本通告發出日期同日寄發予股東之通函內所述購股權計劃（註有「A」字樣之購股權計劃主要條款文本已呈交大會並由主席簽署以資識別）（「**購股權計劃**」）授出之任何購股權獲行使而須予發行之股份上市及買賣後，批准及採納購股權計劃為本公司購股權計劃，並授權本公司董事據此授出購股權及根據購股權計劃配發及發行股份，以及採取一切必須或合適之步驟以實施該項購股權計劃；及

(b) 待購股權計劃成為無條件後，本公司於一九九六年九月二日採納之現有購股權計劃將自此決議案成為無條件之日期起終止。」

承董事局命
陳永根
公司秘書

二零零五年八月十六日

附註：

(1) 凡有權出席上述通告所召開大會及於會上投票之股東，均有權委派一名或以上代表出席大會，並於按股數投票表決時代其投票。受委代表毋須為本公司股東。所有代表委任表格必須於大會或續會指定舉行時間48小時前交回本公司之主要營業地點，地址為香港九龍觀塘巧明街97號旭日集團大廈。

(2) 填妥及交回代表委任表格後，閣下仍可依願出席大會並於會上投票。

(3) 如屬任何股份之聯名持有人，則任何一位此等親自出席之聯名持有人或其受委代表均可於會上投票，猶如其乃唯一有權投票者，惟如有一名以上之聯名持有人親自或委派代表出席大會，則只有親自出席且在股東名冊排名首位之聯名持有人方可就該等股份投票。

於本通函日期，本公司之董事如下：

執行董事：
楊釗太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士及張慧儀女士

獨立非執行董事：
王敏剛太平紳士、劉漢銓太平紳士及鍾瑞明太平紳士

非執行董事：
林家禮先生

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Glorious Sun Enterprises Limited (the "Company"), you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 393)

PROPOSAL FOR ADOPTION OF SHARE OPTION SCHEME

AND

TERMINATION OF EXISTING SHARE OPTION SCHEME

A notice convening a Special General Meeting of Glorious Sun Enterprises Limited to be held at 2:30 pm at 1/F, Mandarin Oriental Hong Kong, 5 Connaught Road, Central, Hong Kong on Thursday, 1 September 2005 is set out on pages 15 to 16 of this circular. Whether or not you are able to attend the meeting, please complete and return the form of proxy accompanying this circular in accordance with the instructions printed thereon to the principal place of business of the Company at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong as soon as possible and, in any event, not later than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

16 August 2005

CONTENTS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

"associate"	has the meaning set out in the Listing Rules
"Board"	the board of Directors or a duly authorised committee thereof
"Company"	Glorious Sun Enterprises Limited, a company incorporated in Bermuda with limited liability and whose securities are listed on the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	10 August 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time
"Option"	means an option to subscribe for Shares granted pursuant to the Share Option Scheme
"Qualifying Grantee"	any person employed by the Company or any subsidiary and/or any person who is a director of the Company or any subsidiary. For avoidance of doubt, an option holder shall not cease to be an employee in case of (a) any leave of absence approved by the Company or the relevant subsidiary; or (b) transfer of employment between the Company and any subsidiary or between subsidiaries
"Share Option Scheme"	the share option scheme proposed to be adopted at the Special General Meeting, the principal terms of which are set out in the Appendix
"Share(s)"	ordinary share(s) of HK$0.1 each in the share capital of the Company
"Shareholder(s)"	holders of Share(s) in issue

"Special General Meeting"	the Special General Meeting of the Company to be held for adopting the Share Option Scheme, notice of which is set out on pages 15 and 16 of this circular, or any adjournment thereof
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholders"	has the meaning ascribed thereto in the Listing Rules
"HK$ and cents"	Hong Kong dollar and cents respectively, the lawful currency of Hong Kong
"%"	per cent



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

Executive Directors:
Mr. Charles Yeung, SBS, JP *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, JP
Ms. Cheung Wai Yee

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, BBS, JP
Mr. Lau Hon Chuen, Ambrose, GBS, JP
Mr. Chung Shui Ming, Timpson, GBS, JP

Non-Executive Director:
Mr. Lam Lee G.

Registered Office:
Clarendon House
2 Church Street
Hamilton, HM11
Bermuda

Principal Place of Business in Hong Kong:
Glorious Sun Group Building
97 How Ming Street
Kwun Tong
Kowloon
Hong Kong

16 August 2005

To Shareholders

Dear Sir or Madam,

PROPOSAL FOR ADOPTION OF SHARE OPTION SCHEME AND TERMINATION OF EXISTING SHARE OPTION SCHEME

The Directors propose to adopt the Share Option Scheme which will be put to Shareholders for approval at the Special General Meeting to be held on 1 September 2005. The existing share option scheme of the Company, which was adopted on 2 September 1996, will be terminated upon and subject to the adoption of the Share Option Scheme.

The Share Option Scheme constitutes a share option scheme governed by Chapter 17 of the Listing Rules and the adoption of the Share Option Scheme is subject to the approval of the Shareholders at the Special General Meeting.

Application has been made to the Stock Exchange for the grant of listing of and permission to deal in the Shares, representing 10% of the issued share capital of the Company as at the date of Special General Meeting to be issued pursuant to the exercise of Options granted under the Share Option Scheme.

Implementation of the Share Option Scheme is subject to its adoption at the Special General Meeting and the approval by the Stock Exchange of the listing and permission to deal in the Shares, representing 10% of the issued share capital of the Company as at the date of Special General Meeting to be issued pursuant to the exercise of Options granted under the Share Option Scheme.

The Directors believe that attracting and motivating high quality personnel is a key to the success and growth of the Company.

The existing share option scheme of the Company was adopted on 2 September 1996. The date when options were last granted under the existing share option scheme was 31 October 1997. No further options were granted since then and after the existing Chapter 17 of the Listing Rules came into force in August 2001. As at the Latest Practicable Date, the number of Shares to be issued under unexercised options granted under the existing share option scheme was 48,304,000 Shares, details of which are set out below:

Holders	Grant Date	Exercise Period	Exercise Price *(HK$)*	Number of underlying shares
Directors:				
Mr. Yeung Chun Fan	31 October 1997	31 October 1997 to 30 October 2007	1.80	2,698,000
Mr. Yeung Chun Ho	31 October 1997	31 October 1997 to 30 October 2007	1.80	4,542,000
Mr. Hui Chung Shing, Herman, JP	31 October 1997	31 October 1997 to 30 October 2007	1.80	4,542,000
Mr. Pau Sze Kee, Jackson	(i) 30 August 1997	(i) 16 September 1997 to 29 August 2007	(i) 2.564	(i) 2,962,000
	(ii) 31 October 1997	(ii) 31 October 1997 to 30 October 2007	(ii) 1.80	(ii) 1,562,000
Ms. Cheung Wai Yee	(i) 30 August 1997	(i) 16 September 1997 to 29 August 2007	(i) 2.564	(i) 2,404,000
	(ii) 31 October 1997	(ii) 31 October 1997 to 30 October 2007	(ii) 1.80	(ii) 2,090,000
Other employees in total:	(i) 16 June 1997	(i) 15 June 2000 to 14 June 2007	(i) 2.876	(i) 8,000,000
	(ii) 30 August 1997	(ii) 16 September 1997 to 29 August 2007	(ii) 2.564	(ii) 12,848,000
	(iii) 31 October 1997	(iii) 31 October 1997 to 30 October 2007	(iii) 1.80	(iii) 6,656,000
			Total:	48,304,000

The Directors consider that it is the appropriate opportunity to adopt the Share Option Scheme in compliance with Chapter 17 of the Listing Rules to replace the existing share option scheme, which terms are no longer up-to-date.

It is proposed that subject to the adoption of the Share Option Scheme, the existing share option scheme of the Company be terminated with effect from the adoption of the Share Option Scheme. Upon termination of the existing share option scheme, no further options shall be offered under that scheme but its provisions shall continue to apply in respect of unexercised options.

The Directors believe that the Share Option Scheme may continue to provide Qualifying Grantees with the opportunity of participating in the growth of the Company by acquiring shares in the Company and may, in turn, assist in the attraction and retention of Qualifying Grantees who have made contributions to the success of the Company. The purpose of the Share Option Scheme is to provide incentives to Qualifying Grantees to contribute further to the Company. To ensure that this purpose is achieved by granting options to Qualifying Grantees who are regarded as valuable human resources of the Group or who have contributed to the growth and success of the Group based on their performance and other factors (e.g. their years of service with the Company and/or work experience and/or knowledge in the industry etc.) that are relevant in deciding the contribution of such Qualifying Grantees, the rules of the Share Option Scheme do not specify any minimum holding period and/or performance targets before an Option is exercisable as conditions of any Option but provide that the Board is empowered with the authority to determine the terms on which an Option is granted based on each case on relevant factors as the Board in its sole discretion considers appropriate and in accordance with the provisions of the Share Option Scheme. The Board believes that the authority given to the Board under the Share Option Scheme to specify any minimum holding period and/or performance targets as conditions in any Option granted and the requirement for a minimum subscription price as well as the authority to select the appropriate Qualifying Grantees as prescribed by the rules of the Share Option Scheme will serve to protect the value of the Company as well as to achieve the purposes of the Share Option Scheme.

The Directors consider that it is not appropriate to state the value of all options that can be granted pursuant to the Share Option Scheme as if they had been granted at the Latest Practicable Date. The Directors believe that any statement regarding the value of the options as at the Latest Practicable Date will not be meaningful to the Shareholders, taking into account the number of variables which are crucial for the calculation of the option value which have not been determined. Such variables include the exercise price, exercise period, any lock-up period, any performance targets set and other relevant variables.

A summary of the principal terms of the Share Option Scheme is set out in the appendix to this circular. This serves as a summary of the terms of the Share Option Scheme but does not constitute the full terms of the same. The full terms of the Share Option Scheme can be inspected at the principal place of business of the Company at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong from the date of this circular up to and including the date of the Special General Meeting and at the Special General Meeting.

NOTICE OF SPECIAL GENERAL MEETING

A notice convening the Special General Meeting to be held at 2:30 pm at 1/F, Mandarin Oriental Hong Kong, 5 Connaught Road, Central, Hong Kong on Thursday, 1 September 2005 is set out on pages 15 to 16 of this circular. At the Special General Meeting, ordinary resolution will be proposed (i) to approve the Share Option Scheme and authorise the Directors to grant options thereunder and to allot and issue shares pursuant to the Share Option Scheme; and (ii) to terminate the existing share option scheme of the Company.

A proxy form for use at the Special General Meeting is enclosed. Whether or not you are able to attend the Special General Meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the Company's principal place of business at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting. Completion and return of the proxy form will not prevent shareholders from attending and voting at the Special General Meeting if they so wish.

In accordance with the requirements of the Listing Rules, the Company will publish in the newspapers an announcement on the outcome of the Special General Meeting in respect of the resolution relating to the adoption of the Share Option Scheme on the business day following the date of the Special General Meeting.

POLL PROCEDURE

The votes to be taken at the Special General Meeting will be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for poll) a poll is demanded:

(a) by the chairman of the meeting; or

(b) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, statements of fact expressed herein are true, accurate and not misleading, statements of opinion expressed herein have been arrived at after due and careful consideration and there are no other facts not contained in this circular the omission of which would make any statement herein misleading.

RECOMMENDATION

The Directors believe that the proposal for the adoption of the Share Option Scheme is in the best interests of the Company and the Shareholders. Accordingly the Board recommends the Shareholders should vote in favour of the resolution relating to the adoption of the Share Option Scheme and the termination of the existing share option scheme of the Company to be proposed at the Special General Meeting.

On behalf of the Board
Glorious Sun Enterprises Limited
Charles Yeung, JP
Chairman

SHARE OPTION SCHEME

The following is a summary of the principal terms of the Share Option Scheme proposed to be approved at the Special General Meeting:

(a) Purpose

The purpose of the Share Option Scheme is to attract and retain the best quality personnel for the development of the Company's businesses; to provide additional incentives to employees, officers and directors of the Group; and to promote the long term financial success of the Company by aligning the interests of option holders to shareholders.

(b) Who may join

On and subject to the terms of the Share Option Scheme and the requirements of the Listing Rules, the Board may offer to grant an Option to any Qualifying Grantee as the Board may in its absolute discretion select.

(c) Administration

The Share Option Scheme shall be subject to the administration of the Board. The Board's administrative powers include the authority, in its discretion:

(i) to select Qualifying Grantees to whom Options may be granted under the Share Option Scheme;

(ii) to determine, subject to the requirements of the Listing Rules and the law, when Options may be granted;

(iii) to determine the number of Options granted under the Share Option Scheme;

(iv) to approve forms of option agreements;

(v) to determine, subject to the terms of the Share Option Scheme and the requirements of the Listing Rules, the terms and conditions of any Option based in each case on such factors as the Board may determine. Such terms and conditions may include:

- the exercise price;
- the period within which the Shares must be taken up under the Option, which must not be more than 10 years from the date of grant *(See paragraph (g) below)*;
- the minimum period, if any, for which an Option must be held before it can vest (the Share Option Scheme itself does not specify any minimum holding period);

- the performance targets, if any, that must be achieved before the Option can be exercised (the Share Option Scheme itself does not specify any performance targets);

Provided that any such restriction imposed by the Board on any Qualifying Grantee shall not in effect be less restricted than the restrictions imposed under the Scheme and the requirements under the Listing Rules;

(vi) to construe and interpret the terms of the Share Option Scheme and Options granted pursuant to the Share Option Scheme;

(vii) subject to paragraph (t), to prescribe, amend and rescind rules and regulations relating to the Share Option Scheme, including rules and regulations relating to sub-schemes established for the purpose of qualifying for preferred treatment under foreign laws;

(viii) to vary the terms and conditions of any option agreement (provided that such variation is not inconsistent with the terms of the Listing Rules and the Share Option Scheme).

(d) Grant of Option

On and subject to the terms of the Share Option Scheme and the requirements of the Listing Rules, the Board shall be entitled at any time within 10 years commencing on the date of adoption of the Share Option Scheme to make an offer for the grant of an Option to any Qualifying Grantee as the Board may in its absolute discretion select.

(e) Payment on acceptance of Option offer

An offer shall remain open for acceptance by the Qualifying Grantee concerned for a period of 28 days from the date of the offer excluding the date of the offer. HK$1.00 is payable by the option holder to the Company on acceptance of the offer of the Option. If such remittance is not made upon acceptance, acceptance of an offer shall create a promise by the relevant option holder to pay to the Company HK$1.00 on demand.

(f) Subscription price

The subscription price in respect of any particular Option shall be such price as the Board may in its absolute discretion determine at the time of grant of the relevant Option but the subscription price shall not be less than whichever is the higher of (i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; (ii) the average closing prices of the Shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of a share.

(g) Option period

The period within which the Shares must be taken up under an Option shall be determined by the Board in its absolute discretion at the time of grant, but such period must not exceed 10 years from the date of grant of the relevant Option.

(h) Rights are personal to grantee

An Option shall be personal to the option holder and shall not be assignable or transferable.

(i) Rights attaching to Shares allotted

The Shares to be allotted upon the exercise of an Option shall be subject to all the provisions of the Bye-laws of the Company for the time being in force and will rank pari passu with the fully paid Shares in issue on the date of allotment and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment other than any dividend or other distribution previously declared or recommended or resolved to be paid or made with respect to a record date which shall be before the date of allotment.

(j) Rights on retirement, death or total permanent physical or mental disability

If an option holder retires, dies or becomes totally permanently physically or mentally disabled, the Option may be exercised within such period of time as is specified in the option agreement (but in no event later than the expiration of the term of such Option as set forth in the option agreement).

In the absence of a specified time in the option agreement, the Option shall remain exercisable for twelve (12) months (or such longer period as the Board shall decide but in any event shall not exceed ten (10) years from the date of grant of the relevant Option) following the relevant option holder's retirement, death or total permanent physical or mental disability. The Option may be exercised within that period by the personal representatives of the option holder.

If the Option is not so exercised within the time specified above, the Option shall lapse.

(k) Termination other than for retirement, death, permanent disability

If an option holder ceases to be a Qualifying Grantee (irrespective of whether the termination of employment or service contract of an option holder was lawful or unlawful), the Option shall immediately lapse subject to paragraph (l) below.

(l) Discretion on termination other than for retirement, death, permanent disability

If an option holder ceases to be a Qualifying Grantee other than for reasons provided under paragraph (j), the Board, before such cessation takes effect, may, but is not obliged to, exercise its discretion to extend the term of such Option, for such period as the Board shall determine but in no event later than the expiration of the term of such Option as set forth in the option agreement.

(m) Right on takeover

If a general offer by way of takeover is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror), and the offer becomes or is declared unconditional in all respects, the option holder shall be entitled to exercise the Option (to the extent not already exercised) at any time within one month (or such longer period as the Board shall decide) after the date on which the offer becomes or is declared unconditional.

(n) Rights on compromise or arrangement

If a compromise or arrangement between the Company and its members or creditors is proposed for the purposes of the amalgamation of the Company with any other company(s), the Company shall give notice to the option holder on the same date as it despatches the notice to each member or creditor of the Company summoning the meeting to consider such a compromise or arrangement, and thereupon the option holder (or his personal representatives) may until the expiry of the period commencing with such date and ending with the earlier of the date 2 calendar months thereafter or the date on which such compromise or arrangement is sanctioned by the court exercise any of his Options, but the exercise of an Option as aforesaid shall be conditional upon such compromise or arrangement being sanctioned by the court and becoming effective. The Company may require the option holder to transfer or otherwise deal with the Shares issued as a result of the exercise of Options in these circumstances so as to place the option holder in the same position, as nearly as possible, as would have been the case had such Shares been subject to such compromise or arrangement.

(o) Rights on voluntary winding-up of the Company

In the event a notice is given by the Company to its members to convene a general meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall on the same date as or soon after it despatches such notice to each member of the Company give notice thereof to all option holders (together with a notice of the existence of the provisions of the Share Option Scheme relating to this paragraph (o)) and thereupon, each option holder (or his or her personal representatives) shall be entitled to exercise all or any of his Options (to the extent not already exercised) at any time not later than two business days prior to the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by a remittance for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given whereupon the Company shall as soon as possible and, in any event, no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Shares to the option holder credited as fully paid.

(p) Lapse of Option

Subject to the discretion of the Board to extend the option period as referred to in paragraphs (c), (j) and (t), an Option shall lapse automatically (to the extent not already exercised) on the earliest of (i) the expiry of the option period; (ii) the expiry of any of the periods referred to in paragraphs (j), (l), (m), (n) and (o), or as the case maybe, the time from which the option holder ceases to be a Qualifying Grantee pursuant to paragraph (k); and (iii) the date on which the Board certifies that there has been a breach of paragraph (h).

(q) Cancellation of Option

Options granted but not exercised may be cancelled by the Company with the approval of the option holder. Where the Company cancels Options and offers to issue new ones to the same Qualifying Grantee, the issue of such new Options may only be made under the Share Option Scheme with available unissued Options (excluding the cancelled Options) within the limits set out in paragraph (r) below.

(r) Maximum number of Shares available under the Share Option Scheme

(i) Overriding Limit

The limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other schemes must not exceed 30% of the Shares in issue from time to time. No options may be granted under any schemes of the Company if this will result in the limit being exceeded.

(ii) Mandate Limit

In addition to the limit set out in sub-paragraph (r)(i) above and prior to the approval of a refreshed mandate limit as referred to in sub-paragraph (r)(iii) below, the total number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other schemes must not in aggregate exceed 10% of the Shares in issue as at the date of approval of the Share Option Scheme, being 102,834,400 Shares ("Mandate Limit") based on 1,028,344,000 total issued Shares as at the Latest Practicable Date and assuming there is no change in the issued share capital of the Company prior to the date of adoption of the Share Option Scheme. Options lapsed in accordance with the terms of the Share Option Scheme or any other schemes will not be counted for the purpose of calculating the 10% limit.

(iii) Refreshing of Mandate Limit

The Company may by ordinary resolutions of the Shareholders refresh the Mandate Limit. However, the total number of Shares which may be issued upon exercise of all options to be granted under all of the schemes of the Company under the limit as refreshed must not exceed 10% of the Shares in issue as at the date of approval of refreshing the limit. Options previously granted under the Scheme (including those outstanding, cancelled, lapsed in accordance with the schemes of the Company or exercised options) will not be counted for the purpose of calculating the limit as refreshed.

(iv) Grant to specifically identified Qualifying Grantees

Specifically identified Qualifying Grantees may be granted Options beyond the Mandate Limit. The Company may in addition seek separate approval by its Shareholders in general meeting for granting Options beyond the Mandate Limit provided the Options in excess of the limit are granted only to Qualifying Grantees specifically identified by the Company before such approval is sought and in which event, the Company shall send a circular to the Shareholders containing details and information as required under the Listing Rules. The date of board meeting for proposing such further grant should be taken as the date of grant for such grants.

(v) Limit for each Qualifying Grantee

The total number of Shares issued and to be issued upon exercise of Options (whether exercised or outstanding) in any 12-month period granted to each Qualifying Grantee must not exceed 1% of the Shares in issue. Any further grant of Options in excess of this limit is

subject to separate approval by the Shareholders in general meeting with the relevant option holder and his associates (as defined in the Listing Rules) abstaining from voting and in which event, the Company shall send a circular to the Shareholders containing details and information as required under the Listing Rules. The date of board meeting for proposing such further grant should be taken as the date of grant for the purpose of calculating the exercise price of these options.

(s) Effects of reorganisation of capital structure

In the event of a capitalisation issue, rights issue, subdivision or consolidation of the Shares or reduction of the capital of the Company, whilst any Option may remain exercisable corresponding adjustments (if any) shall be made to the number and/or nominal amount of Shares subject to the Option so far as unexercised; the subscription price; and/or the maximum number of Shares referred to in paragraph (r) above, as the auditors shall certify in writing to the Board that these adjustments are in their opinion in accordance with the adjustment terms set out in the Share Option Scheme and comply with the Listing Rules (except in the case of a capitalisation issue where no such certification shall be required), provided that: (i) any such adjustments shall be made on the basis that the aggregate subscription price payable by an option holder on the full exercise of any Option shall remain as nearly as possible the same (but shall not be greater than) it was before such event; (ii) no such adjustments shall be made the effect of which would be to enable a Share to be issued at less than its nominal value; and (iii) no such adjustments shall be made the effect of which would be to increase the proportion of the issued share capital of the Company for which any option holder is entitled to subscribe pursuant to the Options held by him.

For the avoidance of doubt only, the issue of securities as consideration in a transaction shall not be regarded as a circumstance requiring any such adjustments.

(t) Alteration to the Scheme

The Share Option Scheme may be altered in any respect by resolution of the Board except that the provisions of the Share Option Scheme relating to matters contained in Rule 17.03 of the Listing Rules (including the provisions under paragraphs (d), (f), (g), (h), (i), (p), (q), (r), (s), (t) and (v)) shall not be altered to the advantage of option holders or prospective option holders except with the prior sanction of a resolution of the Company in general meeting, provided that no such alteration shall operate to affect adversely the terms of issue of any Option granted or agreed to be granted prior to such alteration except with the consent or sanction of such majority of the option holders as would be required of the Shareholders under the Bye-laws for the time being of the Company for a variation of the rights attached to the Shares. Any alterations to the terms and conditions of the Share Option Scheme, which are of a material nature and any change to the terms of the Options granted, shall be approved by the Shareholders, except where the alterations take effect automatically under the existing terms of the Share Option Scheme. The amended terms of the Share Option Scheme shall comply with the relevant requirements of Chapter 17 of the Listing Rules. Any change to the authority of the Board in relation to any alteration to the terms of the Share Option Scheme shall be approved by the Shareholders.

Subject to the Listing Rules and the terms of the Share Option Scheme the Board may, at any time and in its absolute discretion, remove, waive or vary the conditions, restrictions or limitations imposed in an option agreement on compassionate or any other grounds.

Note: Insofar as the Board's discretion to vary an option agreement is concerned, such right must be exercised in accordance with the Listing Rules and the terms of the Share Option Scheme.

(u) Termination of Share Option Scheme

The Company by ordinary resolution in general meeting or the Board may at any time terminate the operation of the Share Option Scheme and in such event no further Options will be offered after the Share Option Scheme is terminated but in all other respects the provisions of the Share Option Scheme shall remain in full force and effect. All Options granted prior to such termination and not then exercised shall remain valid.

(v) Offers made to a director, chief executive or a substantial shareholder of the Company or any of their respective associates

Subject to sub-paragraphs (r)(iv) and (r)(v) above, but only insofar as and for so long as the Listing Rules require, where any offer of an option is proposed to be made to a director, chief executive or a substantial shareholder of the Company or any of their respective associates, such offer must first be approved by the independent non-executive directors of the Company (excluding the independent non-executive director who is the grantee of an Option). As regards grant to an employee (who may be a director or chief executive of the Company) who is also a substantial shareholder or an independent non-executive director, please refer to the note below.

Note:

Insofar and for so long as the Listing Rules so require, unless specifically approved by the Shareholders in general meeting, no option may be granted to any employee who is also a substantial shareholder of the Company, or an independent non-executive director of the Company or any of their respective associates, which would result in the Shares issued and to be issued upon exercise of all options already granted or to be granted (including options exercised, cancelled and outstanding) to such person under the Share Option Scheme and any other scheme(s) of the Company in the 12-month period up to and including the date of such grant:

(a) representing in aggregate over 0.1% of the issued share capital of the Company; and

(b) having an aggregate value, based on the closing price of the Shares at the date of such grant, in excess of HK$5,000,000.

In such general meeting, the grant of options to the employee who is also a substantial shareholder or an independent non-executive director or any of their respective associates shall, for so long and insofar as the Listing Rules so require, be approved by the shareholders of the Company by way of poll with all connected persons of the Company abstaining from voting. The Company shall also comply with the requirements under Rule 13.39(5) (in relation to poll results announcement), Rule 13.40 (in relation to connected person voting against the resolution approving such grant), Rule 13.41 (in relation to voting requirements on adjournment of meeting) and Rule 13.42 (in relation to appropriate voting procedure) of the Listing Rules. For so long and insofar as the Listing Rules so require, any change in the terms of option granted to an employee who is also substantial shareholder of the Company, an independent non-executive director or any of their respective associates, must be approved by the shareholders of the Company in general meeting.



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 393)

NOTICE is HEREBY GIVEN that the Special General Meeting of the Shareholders will be held at 2:30 pm at 1/F, Mandarin Oriental Hong Kong, 5 Connaught Road, Central, Hong Kong on Thursday, 1 September 2005 for the purpose of considering, if thought fit, passing with or without amendments, the following resolution as ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT

(a) conditional upon The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares falling to be issued pursuant to the exercise of any options granted under the share option scheme referred to in the circular dispatched to the shareholders on the same day as this Notice, the principal terms of which are set out in the printed document marked "A" now produced to the Meeting and for the purpose of identification signed by the Chairman hereof (the "**Share Option Scheme**"), the Share Option Scheme be approved and adopted to be the share option scheme for the Company and that the Directors of the Company be authorised to grant options thereunder and to allot and issue shares pursuant to the Share Option Scheme and take all such steps as may be necessary or desirable to implement such Share Option Scheme; and

(b) conditional upon the Share Option Scheme becoming unconditional, the existing share option scheme of the Company which was adopted by the Company on 2 September 1996 be terminated with effect from the date on which such resolution shall become unconditional."

By Order of the Board
Chan Wing Kan, Archie
Company Secretary

16 August 2005

Notes:

(1) Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. All proxies must be deposited at the Company's principal place of business at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting, or adjourned meeting , as the case may be.

(2) Completion and delivery of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

(3) Where there are joint holders of any shares, any one of such joint holders may vote at the meeting, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of such holders so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

The Directors of the Company as at the date of this circular are as follows:

Executive Directors:
Mr. Charles Yeung, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP and Ms. Cheung Wai Yee

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, JP, Mr. Lau Hon Chuen, Ambrose, JP and Mr. Chung Shui Ming, Timpson, JP

Non-Executive Directors:
Mr. Lam Lee G.

附註：

(1) 凡有權出席上述通告所召開大會及於會上投票之股東，均有權委派一名或以上代表出席大會，並於按股數投票表決時代其投票。受委代表毋須為本公司股東。所有代表委任表格必須於大會或續會指定舉行時間48小時前交回本公司之主要營業地點，地址為香港九龍觀塘巧明街97號旭日集團大廈。

(2) 填妥及交回代表委任表格後， 閣下仍可依願出席大會並於會上投票。

(3) 如屬任何股份之聯名持有人，則任何一位此等親自出席之聯名持有人或其受委代表均可於會上投票，猶如其乃唯一有權投票者，惟如有一名以上之聯名持有人親自或委派代表出席大會，則只有親自出席且在股東名冊排名首位之聯名持有人方可就該等股份投票。

於本通函日期，本公司之董事如下：

執行董事：
楊釗太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士及張慧儀女士

獨立非執行董事：
王敏剛太平紳士、劉漢銓太平紳士及鍾瑞明太平紳士

非執行董事：
林家禮先生



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：393)

茲通告本公司將於二零零五年九月一日(星期四)下午二時三十分假座香港中環干諾道中5號香港文華東方酒店一樓舉行股東特別大會，藉以考慮及酌情通過下列決議案(不論經修訂與否)為本公司普通決議案：

普通決議案

「動議

(a) 待香港聯合交易所有限公司批准根據於本通告發出日期同日寄發予股東之通函內所述購股權計劃(註有「**A**」字樣之購股權計劃主要條款文本已呈交大會並由主席簽署以資識別)(「**購股權計劃**」)授出之任何購股權獲行使而須予發行之股份上市及買賣後，批准及採納購股權計劃為本公司購股權計劃，並授權本公司董事據此授出購股權及根據購股權計劃配發及發行股份，以及採取一切必須或合適之步驟以實施該項購股權計劃；及

(b) 待購股權計劃成為無條件後，本公司於一九九六年九月二日採納之現有購股權計劃將自此決議案成為無條件之日期起終止。」

承董事局命
陳永根
公司秘書

二零零五年八月十六日

(u) **終止購股權計劃**

本公司可於股東大會通過普通決議案或由董事局隨時終止運作購股權計劃，而在此情況下將不再授出任何購股權，惟購股權計劃之所有其他規定則繼續全面生效。於購股權計劃終止前授出之所有購股權及當時尚未行使之購股權將繼續有效。

(v) **向本公司董事、最高行政人員或主要股東或彼等各自之任何聯繫人士提出要約**

在上(r)(iv)及(r)(v)分段之規限(惟僅以上市規則規定為限)下，倘向本公司董事、最高行政人員或主要股東或彼等各自之任何聯繫人士提議任何購股權要約，該項要約須首先經本公司獨立非執行董事(不包括為購股權承授人之獨立非執行董事)批准。有關向本身亦為主要股東或獨立非執行董事之僱員(該名人士可為本公司董事或最高行政人員)授出購股權之詳情，請參閱以下附註。

附註：

除非經股東在股東大會特別批准，根據上市規則規定，倘向本身亦為本公司主要股東之任何僱員或本公司獨立非執行董事或彼等各自之任何聯繫人士授出購股權，將導致於截至該項授出日期(包括該日)止十二個月期間因行使根據購股權計劃及本公司任何其他計劃而向該名人士已經或將會授出之所有購股權(包括已行使、已註銷及未行使之購股權)而已經及將會發行之股份數目：

(a) 合共超過本公司已發行股本0.1%；及

(b) 按股份於該授出日期收市價計算之總值超過5,000,000港元，

則不得授出購股權。

根據上市規則規定，在該股東大會上，向本身亦為本公司主要股東之僱員或獨立非執行董事或彼等各自之任何聯繫人士授出購股權，須由本公司股東按股數投票表決批准，而所有本公司關連人士須放棄投票。本公司亦須遵守上市規則第13.39(5)條(有關按股數投票表決結果之公佈)、第13.40條(有關關連人士投票反對批准授出之決議案)、第13.41條(有關押後會議之投票規定)及第13.42條(有關適當投票程序)之規定。根據上市規則規定，任何有關向本身亦為本公司主要股東之僱員、獨立非執行董事或彼等各自之任何聯繫人士授出購股權之條款之變動，必須由本公司股東於股東大會批准。

必須向股東寄發載有上市規則規定的詳情及資料之通函。就計算該等購股權之行使價而言，建議進一步授出購股權之董事局會議日期，將被當作授出日期。

(s) **股本結構重組之影響**

倘在任何購股權仍可予行使時出現資本化發行、供股、股本分拆或合併或削減本公司股本，則尚未行使購股權涉及之股份數目及/或面值、認購價，以及/或上文(r)段所述股份之最高數目，將須作出相應調整（如有），而核數師向董事局以書面證明彼等認為該等調整符合於購股權計劃列出之條款，並符合上市規則，惟毋須有關證明之資本化發行情況除外，而(i)作出任何有關調整之基準為購股權持有人在全面行使任何購股權時支付之認購價將盡量維持至與未出現有關調整前者相同，惟不會高於有關金額；(ii)該等調整不得使股份低於面值發行；及(iii)有關調整不得使任何購股權持有人根據彼持有之購股權有權認購之本公司已發行股本比例增加。

為免生疑，發行證券作為一項交易代價不得被視為作出任何有關調整之情況。

(t) **修訂計劃**

董事局可通過決議案修訂購股權計劃任何內容，惟於本公司股東大會事先通過決議案批准前，購股權計劃有關上市規則第17.03條（包括(d)、(f)、(g)、(h)、(i)、(p)、(q)、(r)、(s)、(t)及(v)段之條文）所述事宜之規定不得作出有利於購股權持有人或潛在購股權持有人之修訂。有關修訂亦不得損害在作出修訂前任何已經或同意授出之購股權，惟根據本公司當時之公司細則就更改股份所附權利而須取得大多數購股權持有人，猶如取得大多數股東之同意或批准除外。除根據購股權計劃現有條款自動生效之修訂外，購股權計劃條款及條件之任何重大修訂及已授出購股權條款之任何變動均須經股東批准。購股權計劃之經修訂條款須符合上市規則第17章之有關規定。凡因修訂購股權計劃條款而使董事局之職權出現任何變動，必須獲得股東批准。

在上市規則及購股權計劃條款之規限下，董事局可隨時全權酌情以寬仁或任何其他理由撤除、豁免或更改施加於購股權協議之條件、限制或限額。

附註： 倘董事局酌情決定修訂購股權協議，有關權利必須按照上市規則及購股權計劃條款行使。

(r) 購股權計劃項下可用之最高股數

(i) 凌駕性限制

因根據購股權計劃及任何其他計劃授出而尚未行使之所有發行在外購股權獲行使而可能發行之最高股數，不得超過本公司不時已發行股份30%。倘若會導致超逾上限，則不得根據本公司任何計劃授出購股權。

(ii) 授權上限

除上文(r)(i)分段所載上限者外及於下文(r)(iii)分段所述更新授權上限批准前，根據購股權計劃及其他任何計劃將授出之所有購股權獲行使而可能發行之股份總數合計不得超過於批准購股權計劃日期已發行股份10%，即102,834,400股股份(「授權上限」)，乃根據最後可行日期合共1,028,344,000股已發行股份及假設在採納購股權計劃日期前本公司已發行股本並無變動而釐定。就計算10%上限而言，根據購股權計劃或任何其他計劃條款而失效之購股權將不會計算在內。

(iii) 更新授權上限

本公司可透過股東普通決議案更新授權上限。然而，根據已更新上限，因根據本公司所有計劃將授出之所有購股權獲行使時而可能發行之股份總數，不得超過批准更新上限之日已發行股份10%。就計算更新上限而言，先前根據計劃授出之購股權(包括根據本公司購股權計劃未行使、已註銷、失效或已行使購股權)將不會計算在內。

(iv) 向指明合資格承授人授予購股權

特別指明之合資格承授人可獲授超出授權上限之購股權。本公司亦可於股東大會另行徵求股東批准，以授出可超過授權上限之購股權，惟於徵求該等批准前，超過授權上限之購股權僅可授予本公司特別指明之合資格承授人。在該情況下，本公司必須向股東寄發載有上市規則規定的詳情及資料之通函。建議進一步授出購股權之董事局會議日期，將被當作批准上述授出之日期。

(v) 每名合資格承授人之最高權利

每名合資格承授人於任何十二個月期間因行使獲授之已經及尚未行使購股權而已經或將會發行之股份總數，不得超過已發行股份1%。任何進一步授出超出上限之購股權須獲得股東於股東大會另行批准，而有關購股權持有人及其聯繫人士(定義見上市規則)須放棄投票。在該情況下，本公司

(n) 妥協或安排之權利

倘本公司與其股東或債權人就與任何其他公司合併而提出妥協或安排，本公司須於通知其股東或債權人召開會議以考慮該妥協或安排之同日，向購股權持有人發出通知。據此，購股權持有人或其個人代表可於該日期起至其後兩個曆月或法院批准上述妥協或安排日期(以較早者為準)屆滿前，行使其任何購股權，惟行使前述購股權須取決於有關妥協或安排獲得法庭批准及生效。本公司可要求購股權持有人轉讓或以其他方式處理在該等情況下行使購股權所獲發行之股份，致令購股權持有人之狀況與根據上述妥協或安排處理股份之情況盡量相同。

(o) 本公司自動清盤之權利

倘本公司向股東發出通知召開股東大會，以考慮及酌情批准本公司自動清盤之決議案，則本公司須於發出上述通知予本公司股東之同日或隨即通知所有購股權持有人(連同載有提及本(o)段有關之購股權條文之注意事項)，而各購股權持有人或其個人代表有權在可不遲於建議舉行本公司股東大會日期前兩個營業日隨時向本公司發出書面通知，並附上通知所述股份總認購價之全數款項，行使全部或任何尚未行使之購股權，而本公司其後須盡快向購股權持有人配發入賬列作繳足之有關股份，惟無論如何不得遲於上述建議舉行股東大會之日前一個營業日。

(p) 購股權失效

在董事局酌情延長(c)、(j)及(t)段所述購股權期間之規限下，尚未行使之購股權於以下較早者自動失效：(i)購股權期間屆滿；(ii)(j)、(l)、(m)、(n)及(o)段所述任何購股權期間屆滿，或(視情況而定)購股權持有人根據(k)段終止為合資格承授人時；及(iii)董事局證明出現違反(h)段事項之日。

(q) 註銷購股權

已授出但未行使之購股權經購股權持有人批准可由本公司註銷。倘本公司註銷購股權及向同一名合資格承授人提呈發行新購股權，僅可根據當中尚有可用之未發行購股權(不包括已註銷購股權)之購股權計劃，按下文(r)段所載上限發行。

(h) **屬承授人個人之權利**

購股權屬購股權持有人個人所有，不得出讓或轉讓。

(i) **所配發股份所附權利**

行使購股權而配發之股份須受本公司當時生效之公司細則條文所規限，並與配發日期已發行之繳足股份享有同等權利，及據此給予持有人權利享有配發日期或之後派付或作出之所有股息或其他分派，惟於有關記錄日期為配發日期前宣派或建議或議決派付或作出之任何股息或其他分派除外。

(j) **退休、身故或永久傷殘或精神不健全之權利**

倘購股權持有人退休、身故或永久傷殘或精神不健全，購股權可於購股權協議指定之該期間行使，惟無論如何不遲於購股權協議所列該購股權之條款屆滿之日。

倘購股權協議並無指定時間，購股權仍可於有關購股權持有人退休、身故或永久傷殘或精神不健全後十二(12)個月（或董事局決定之較長期間，惟無論如何不遲於授出有關購股權日期後十年）內行使。購股權可由購股權持有人個人代表於該期間行使。

倘購股權並未於上述指定時間內行使，有關購股權將告失效。

(k) **退休、身故及永久傷殘以外之終止情況**

倘購股權持有人終止為合資格承授人，不論購股權持有人之任期或服務合約是否屬合法或不合法終止，購股權在下文(l)段之規限下將即時失效。

(l) **退休、身故及永久傷殘以外之酌情終止情況**

倘購股權持有人基於(j)段以外之原因終止為合資格承授人，董事局於終止生效前可（但不受限於）行使酌情權，釐定所延長購股權期間，惟無論如何不得遲於購股權協議所述有關購股權條款屆滿之日。

(m) **收購之權利**

倘向全體股份持有人（或收購人及/或由收購人控制之任何人士及/或與收購人一致行動之任何人士以外之所有該等持有人）以收購方式提出全面收購，而該收購建議於各方面成為或宣佈成為無條件，則購股權持有人有權於收購建議成為或宣佈成為無條件日期後一個月（或董事局決定之該等較長期間）內隨時行使尚未行使之購股權。

- 在購股權可予行使前須達至之表現目標（如有），而購股權計劃本身並無指定任何表現目標；

惟董事局就任何合資格承授人施加之任何該等限制不得較根據計劃及上市規則規定所施加之限制寬鬆；

(vi) 解釋及詮釋購股權計劃及根據購股權計劃授出之購股權之條款；

(vii) 在(t)段之規限下，訂明、修訂及刪除有關購股權計劃之規則及條例，包括有關為符合根據外國法例之優先處理而設立之分計劃之規則及條例；

(viii) 修改任何購股權協議之條款及條件，惟該修改不會與上市規則及購股權計劃之條款不一致。

(d) 授出購股權

在購股權計劃條款及上市規則規定及在其規限下，董事局有權在採納購股權計劃之日起計十年內，隨時全權酌情予甄選之任何合資格承授人授出購股權。

(e) 接納購股權提呈建議之付款

購股權之提呈由提呈日期（不包括提呈當日）起計二十八日期間可供合資格承授人接納。於接納購股權提呈時，購股權持有人須向本公司支付1.00港元，倘有關付款並無於接納時作出，接納提呈將會構成由有關購股權持有人承諾於本公司要求時支付1.00港元。

(f) 認購價

任何個別購股權之認購價須為董事局於授出有關購股權時全權決定之價格，惟認購價不得低於以下較高者：(i)股份在授出購股權日期（必須為營業日）在聯交所每日報價表所列收市價；(ii)股份在緊接授出購股權日期前五個交易日在聯交所每日報價表所列平均收市價；及(iii)股份面值。

(g) 購股權期間

根據購股權，認購股份之期間，須由董事局在授出購股權時全權酌情釐定，惟該期間不得超過授出有關購股權日期起計十年。

購股權計劃

以下為擬於股東特別大會提呈批准之購股權計劃之主要條款概要：

(a) **目的**

購股權計劃旨在吸引及保留高質素員工發展本公司業務；為本集團僱員、行政人員及董事提供額外獎勵；以及藉連繫購股權持有人及股東之利益，促進本公司長遠財務成功。

(b) **可參與人士**

根據購股權計劃條款與上市規則規定及在其規限下，董事局可全權決定酌情甄選任何合資格承授人，向彼等授出購股權。

(c) **管理**

購股權計劃由董事局管理。董事局管理權力包括有權酌情：

(i) 根據購股權計劃甄選可能獲授購股權之合資格承授人；

(ii) 在上市規則及法例之規定下，釐定何時可授出購股權；

(iii) 根據購股權計劃釐定將授出之購股權數目；

(iv) 批准購股權協議之形式；

(v) 在購股權計劃條款及上市規則規定之規限下，在各情況按董事局可能決定之因素釐定任何購股權之條款及條件。該等條款及條件可能包括：

- 行使價；
- 根據購股權須認購股份之期間，有關期間不得超過授出日期後十年 *(見下文(g)段)*；
- 最低期間(如有)，購股權可歸屬前須持有之期間，而購股權本身並無指定任何最低持有期；

責任聲明

本通函載有上市規則所規定之詳情，旨在提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函所述事實內容為真確及無誤導成分，當中所表達意見內容乃經審慎周詳考慮作出。本通函並無遺漏任何其他事實，致令當中任何內容產生誤導。

推薦意見

董事相信，採納購股權計劃之建議符合本公司及股東最佳利益，故此董事局建議股東投票贊成將於股東特別大會提呈有關採納購股權計劃及終止本公司現有購股權計劃之決議案。

此致

各股東 台照

代表董事局
旭日企業有限公司
楊 釗 *太平紳士*
董事長

二零零五年八月十六日

股東特別大會通告

本公司謹訂於二零零五年九月一日(星期四)下午二時三十分假座香港中環干諾道中5號香港文華東方酒店一樓舉行股東特別大會，大會通告載於本通函第15至16頁。將於股東特別大會提呈普通決議案(i)批准購股權計劃、授權董事據此授出購股權及根據購股權計劃配發及發行股份；及(ii)終止本公司現有購股權計劃。

隨附股東特別大會適用之代表委任表格。無論　閣下能否出席股東特別大會，務請盡快按隨附之代表委任表格上印備之指示將表格填妥，並無論如何須於大會指定舉行時間48小時前，交回本公司主要營業地點，地址為香港九龍觀塘巧明街97號旭日集團大廈。填妥及交回代表委任表格後，　閣下仍可依願出席股東特別大會並於會上投票。

按照上市規則規定，本公司將於股東特別大會舉行日期後之營業日在報章公佈於股東特別大會有關採納購股權計劃之決議案之結果。

按股數投票表決程序

於股東特別大會上提交之決議案將以舉手方式表決，除非以按股數投票表決之要求被下列人士提出(在宣布舉手表決結果時或之前或在撤銷其他任何以按股數投票表決之要求時)。

(a) 由大會主席；或

(b) 由至少三名親身(或，股東為公司時，由其正式授權代表)或由委任代表出席並於當時有權表決之股東；或

(c) 由佔全體有權在該大會上投票而擁有不少於十分之一的投票權的一名或多於一名親身(或，股東為公司時，由其正式授權代表)或由委任代表出席之股東；或

(d) 由任何親身(或，股東為公司時，由其正式授權代表)或由委任代表出席且持有授予在大會上投票權的本公司股份之一名或多於一名股東，而就該等股份之已繳足總款額乃相等於不少於授予該投票權之全部股份已繳足總款額之十分之一。

董事認為，由於現有購股權計劃之條款不合時宜，現為遵照上市規則第17章採納購股權計劃以取代現有購股權計劃之適當時機。

建議待購股權計劃獲採納後，本公司現有購股權計劃將由採納購股權計劃起終止。當現有購股權計劃終止時，將不會以該計劃提呈其他購股權，但其條文將繼續適用於未行使之購股權。

董事相信，購股權計劃能繼續為合資格承授人提供透過認購本公司股份參與本公司發展之機會，從而吸引及保留對本公司成功作出貢獻之合資格承授人。購股權計劃旨在鼓勵合資格承授人對本公司進一步作出貢獻。為確保向本集團視作寶貴人材或按表現或釐定彼等對本集團增長及成功作出貢獻之其他相關因素(如於本公司之服務年期及／或工作經驗及／或於業內之知識等)被視為合資格承授人授出購股權而達致上述目的，購股權計劃規則並無規定任何最低持有期及/或在購股權可予行使前的表現目標作為任何購股權之條件，惟董事局獲授權根據其認為在各情況適當及按購股權計劃條文之有關因素全權酌情釐定任何購股權之條款。董事局相信，根據購股權計劃給予董事局授權以訂明任何最低持有期及/或表現目標作為授出任何購股權之條件及最低認購價之規定，以及按購股權計劃規則指定之方式甄選適當的合資格承授人，將保障本公司價值及達致購股權計劃目的。

董事認為，按購股權計劃下可授出之全部購股權已於最後可行日期授出之假設而註明該等購股權之價值，並不恰當。董事相信，經考慮到尚未釐定對計算購股權價值而言屬重要之變數數目，任何有關購股權於最後可行日期之價值的陳述對股東而言將不具意義。該等變數包括行使價、行使期、任何禁售期、任何表現目標及其他有關變數。

購股權計劃之主要條款概要載於本通函附錄，作為購股權計劃之條款概要，惟並不構成其全部條款。購股權計劃之全部條款可於本通函日期至股東特別大會日期(包括當日)在本公司主要營業地點(地址為香港九龍觀塘巧明街97號旭日集團大廈)及在股東特別大會可供查閱。

股權計劃須待其於股東特別大會獲採納，以及聯交所批准因根據購股權計劃授出之購股權獲行使而將發行之股份(該等股份相當於股東特別大會舉行日期本公司已發行股本10%)上市及買賣後方可推行。

董事相信，吸引及激勵高質素員工為本公司成功及增長之關鍵。

本公司現有購股權計劃於一九九六年九月二日採納。根據現有購股權計劃最後授出購股權之日期為一九九七年十月三十一日。自該日期起及現行上市規則第17章於二零零一年八月生效後，再無進一步授出購股權。於最後可行日期，現有購股權計劃項下已獲授而未行使之可發行股數為48,304,000股，詳情如下：

持有人	授出日期	行使期限	行使價 (港元)	相關股份 數量
董事：				
楊勳先生	一九九七年 十月三十一日	一九九七年十月三十一日 至二零零七年十月三十日	1.80	2,698,000
楊浩先生	一九九七年 十月三十一日	一九九七年十月三十一日 至二零零七年十月三十日	1.80	4,542,000
許宗盛 太平紳士	一九九七年 十月三十一日	一九九七年十月三十一日 至二零零七年十月三十日	1.80	4,542,000
鮑仕基先生	(i) 一九九七年 八月三十日 (ii) 一九九七年 十月三十一日	(i) 一九九七年九月十六日 至二零零七年八月二十九日 (ii) 一九九七年十月三十一日 至二零零七年十月三十日	(i) 2.564 (ii) 1.80	(i) 2,962,000 (ii) 1,562,000
張慧儀女士	(i) 一九九七年 八月三十日 (ii) 一九九七年 十月三十一日	(i) 一九九七年九月十六日 至二零零七年八月二十九日 (ii) 一九九七年十月三十一日 至二零零七年十月三十日	(i) 2.564 (ii) 1.80	(i) 2,404,000 (ii) 2,090,000
所有其他僱員：	(i) 一九九七年 六月十六日 (ii) 一九九七年 八月三十日 (iii) 一九九七年 十月三十一日	(i) 二零零零年六月十五日 至二零零七年六月十四日 (ii) 一九九七年九月十六日 至二零零七年八月二十九日 (iii) 一九九七年十月三十一日 至二零零七年十月三十日	(i) 2.876 (ii) 2.564 (iii) 1.80	(i) 8,000,000 (ii) 12,848,000 (iii) 6,656,000
			合共：	48,304,000



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

執行董事：
楊　釗　銀紫荊星章、太平紳士 *(董事長)*
楊　勳先生 *(副董事長)*
楊　浩先生
鮑仕基先生
許宗盛　太平紳士
張慧儀女士

獨立非執行董事：
王敏剛　銅紫荊星章、太平紳士
劉漢銓　金紫荊星章、太平紳士
鍾瑞明　金紫荊星章、太平紳士

非執行董事：
林家禮先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton, HM11
Bermuda

香港主要營業地點：
香港
九龍觀塘
巧明街97號
旭日集團大廈

敬啟者：

建議採納購股權計劃
及
終止現有購股權計劃

董事建議採納將於二零零五年九月一日舉行之股東特別大會提呈股東批准之購股權計劃。本公司於一九九六年九月二日採納之現有購股權計劃將於及須待購股權計劃獲採納後終止。

購股權計劃構成受上市規則第17章規管之購股權計劃，採納購股權計劃須待股東在股東特別大會批准。

本公司已向聯交所申請批准因根據購股權計劃授出之購股權獲行使而將發行之股份(該等股份相當於股東特別大會舉行日期本公司已發行股本10%)上市及買賣。購

「股東特別大會」	指	為採納購股權計劃所舉行之股東特別大會或其任何續會，大會通告載於本通函第15至16頁
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	上市規則所賦予涵義
「港元」及「港仙」	分別指	香港法定貨幣港元及港仙
「%」	指	百分比

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「聯繫人士」	指	上市規則所賦予涵義
「董事局」	指	董事局或其正式授權之委員會
「本公司」	指	旭日企業有限公司，於百慕達註冊成立之有限公司，其證券於聯交所上市
「關連人士」	指	上市規則所賦予涵義
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「最後可行日期」	指	二零零五年八月十日，即本通函付印前就確定其中所載若干資料之最後實際可行日期
「上市規則」	指	經不時修訂之聯交所證券上市規則
「購股權」	指	根據購股權計劃授出之股份認購權
「合資格承授人」	指	本公司或任何附屬公司委聘之任何人士或身為本公司或任何附屬公司董事之任何人士。為免生疑，購股權持有人不會因(a)任何本公司或有關附屬公司批准之休假；或(b)本公司與任何附屬公司之間或各附屬公司之間職位調動，而終止為僱員
「購股權計劃」	指	擬於股東特別大會建議採納之購股權計劃，其主要條款載於附錄
「股份」	指	本公司股本中每股面值0.1港元之普通股
「股東」	指	已發行股份持有人

目　錄

頁次

此乃要件　請即處理

閣下如對本通函之內容**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之旭日企業有限公司(「本公司」)股份全部**售出**，應立即將本通函連同隨附之代表委任表格送交買主，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主。



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：393)

建議採納購股權計劃
及
終止現有購股權計劃

旭日企業有限公司謹訂於二零零五年九月一日(星期四)下午二時三十分假座香港中環干諾道中5號香港文華東方酒店一樓舉行股東特別大會，大會通告載於本通函第15至16頁。無論　閣下能否出席大會，務請盡快按本通函隨附之代表委任表格上印備之指示將表格填妥，並盡快及無論如何須於大會或續會指定舉行時間48小時前，交回本公司於香港之主要營業地點，地址為香港九龍觀塘巧明街97號旭日集團大廈。填妥及交回代表委任表格後，　閣下仍可依願出席大會並於會上投票。

二零零五年八月十六日



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

Form of proxy for use at the Special General Meeting to be held on Thursday, 1 September 2005 at 2:30 p.m.

No. of shares to which this form of proxy relates (note 1)	

I/We (note 2), ____ of

____ being

the shareholder(s) of Glorious Sun Enterprises Limited (the "Company"), hereby appoint (note 3) the Chairman of the Meeting or

failing him ______________________ of ______________________

____

as my/our proxy to attend and vote for me/us and on my/our behalf at the Special General Meeting of the Company to be held at 1st Floor, Mandarin Oriental Hong Kong, No. 5 Connaught Road, Central, Hong Kong on Thursday, 1 September 2005 at 2:30 p.m. and at any adjournment thereof on the undermentioned resolution as indicated (note 4):–

Ordinary Resolution	For (note 4)	Against (note 4)
"THAT (a) conditional upon The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares falling to be issued pursuant to the exercise of any options granted under the share option scheme referred to in the circular dispatched to the shareholders on the same day as this Notice, the principal terms of which are set out in the printed document marked "A" now produced to the Meeting and for the purpose of identification signed by the Chairman hereof (the "**Share Option Scheme**"), the Share Option Scheme be approved and adopted to be the share option scheme for the Company and that the Directors of the Company be authorised to grant options thereunder and to allot and issue shares pursuant to the Share Option Scheme and take all such steps as may be necessary or desirable to implement such Share Option Scheme; and (b) conditional upon the Share Option Scheme becoming unconditional, the existing share option scheme of the Company which was adopted by the Company on 2 September 1996 be terminated with effect from the date on which such resolution shall become unconditional."		

Dated this ______________ day of ______________ 2005.

Signature (note 5) ______________________________

Notes:

1. Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
2. Please insert full name(s) and address(es) in **BLOCK CAPITALS**.
3. If any proxy other than the Chairman is preferred, delete the words "the Chairman of the Meeting" and insert the name and address of proxy desired in the space provided. Any alteration made to this form of proxy must be initialled by the person who signs it.
4. Please indicate with a "✓" in the appropriate space beside each resolution how you wish the proxy to vote on your behalf. If this form is returned duly signed, but without any indication, the proxy may vote for or against the resolution or may abstain at his discretion.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members in respect of the joint holding.
7. To be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the Principal Place of Business of the Company at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the Meeting or any adjournment thereof.
8. The proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you.
9. Completion and deposit of the proxy form will not preclude you from attending and voting in person at the Meeting if you so wish.



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

APPOINTMENT OF DIRECTORS

The board of directors (the "Board") of Glorious Sun Enterprises Limited (the "Company" and together with its subsidiaries, the "Group") is pleased to announce that Mr. Chan Wing Kan, Archie ("Mr. Chan") and Mr. Teo Heng Kee, Peter ("Mr. Teo") have been appointed as executive directors of the Company with effect from 31 August 2005. Details of the newly appointed directors are as follows:

Mr. Chan Wing Kan, Archie
Mr. Chan Wing Kan, Archie, aged 58, has been the Group's business consultant for 25 years. Mr. Chan graduated from the University of New South Wales, Australia with a bachelor's degree in Commerce. He is a Member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in Australia. Mr. Chan has extensive experience in corporate investment and management. He also took up the position of Company Secretary of the Company on 3 February 2005.

Mr. Chan holds directorships in certain join-venture companies of which the Company holds 50% of the issued share capital, and in certain companies controlled by the substantial shareholders (also directors) of the Company. Save as aforesaid, Mr. Chan is not connected with any directors, senior management or substantial or controlling shareholders of the Company, and he does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Chan has not held any directorship in any listed companies in the past three years prior to the date of his appointment.

Mr. Teo Heng Kee, Peter
Mr. Teo Heng Kee, Peter, aged 39, has been rendering consultancy services to the Group since March 2005. Mr. Teo is a graduate of the Indiana University (Bloomington) USA, with a bachelor of science degree in marketing and psychology.

Previously Mr. Teo held various senior retailing positions in the USA, Singapore and Hong Kong.

Mr. Teo holds directorships in a subsidiary of the Company, and in a company controlled by the substantial shareholders (also directors) of the Company. Save as aforesaid, Mr. Teo is not connected with any directors, senior management or substantial or controlling shareholders of the Company, and he does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Teo has not held any directorship in any listed companies in the past three years prior to the date of his appointment.

There is no service contract entered into between the Company and either Mr. Chan or Mr. Teo and they are subject to retirement by rotation and re-election in accordance with the bye-laws of the Company. The emoluments of Mr. Chan and Mr. Teo are determined by the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

The Board would like to express its warm welcome to Mr. Chan and Mr. Teo on their appointments.

By Order of the Board
Hui Chung Shing, Herman, JP
Director

Hong Kong, 31 August 2005.

List of all directors of the Company as at the date of this announcement:

Executive Directors:
Mr. Charles Yeung, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee, Mr. Chan Wing Kan, Archie and Mr. Teo Heng Kee, Peter

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, JP, Mr. Lau Hon Chuen, Ambrose, JP and Mr. Chung Shui Ming, Timpson, JP

Non-Executive Director:
Mr. Lam Lee G.



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

委任董事

旭日企業有限公司(「本公司」，連同其附屬公司統稱「本集團」)董事局(「董事局」)欣然宣佈委任陳永根先生(「陳先生」)及張興基先生(「張先生」)為本公司執行董事，由二零零五年八月三十一日起生效。新委任董事之資料如下：

陳永根先生
陳永根先生，現年58歲，在過往25年來受聘於本集團為商務顧問。陳先生畢業於澳洲悉尼新南威爾斯大學並取得商科學士學位，現為香港會計師公會會員及澳洲特許會計師公會會員，擁有廣泛之企業投資及管理經驗。他亦於二零零五年二月三日出任本公司之公司秘書。

陳先生於若干由本公司持有50%已發行股本之合作公司；及若干由本公司主要股東(同為董事)控制之公司擔任董事職務。除上述資料外，陳先生與本公司任何董事、高級管理人員、主要股東或控股股東概無任何關連，他並無持有(按證券及期貨條例第XV部所定義)本公司任何股份之權益。

陳先生於過去三年間並無於其他上市公司擔任任何董事職務。

張興基先生
張興基先生，現年39歲，於二零零五年三月起為本集團提供顧問服務。張先生畢業於美國Indiana University (Bloomington)，並取得市場學及心理學學士學位。

張先生過往曾於美國、新加坡及香港任職多個零售行業的高級職位。

張先生於本公司一間附屬公司，及一間由主要股東(同為董事)控制之公司擔任董事職務。除上述資料外，張先生與本公司任何董事、高級管理人員、主要股東或控股股東概無任何關連，他並無持有(按證券及期貨條例第XV部所定義)本公司任何股份之權益。

張先生於過去三年間並無於其他上市公司擔任任何董事職務。

本公司與陳先生或張先生之間並無簽署任何服務合約，而他們亦須按本公司之公司細則輪值告退及膺選連任。陳先生及張先生之報酬由董事局根據本公司之業績及盈利水平，以及業內之報酬基準及當時市況而釐定。

董事局藉此對陳先生及張先生的加入表示歡迎。

承董事局命
許宗盛太平紳士
董事

香港，二零零五年八月三十一日

於本公佈日期，本公司全體董事為：

執行董事：
楊釗太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士、張慧儀女士、陳永根先生及張興基先生

獨立非執行董事：
王敏剛太平紳士、劉漢銓太平紳士、鍾瑞明太平紳士

非執行董事：
林家禮先生

The Standard Friday, September 2, 2005



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

ADOPTION OF A NEW SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME

At the Special General Meeting of the Company held on 1 September 2005, the resolution relating to the adoption of a new share option scheme and the termination of the then existing share option scheme of the Company was duly passed by show of hands.

Reference is made to the circular of the Company dated 16 August 2005 relating to the adoption of a new share option scheme (the "Share Option Scheme") and the termination of the existing share option scheme of the Company.

The Board of the Company is pleased to announce that at the Special General Meeting of the Company held on 1 September 2005, the resolution relating to the adoption of the Share Option Scheme and the termination of the then existing share option scheme of the Company was duly approved by the shareholders of the Company by show of hands.

The Share Option Scheme will come into effect upon the granting the listing of, permission to deal in such number of new Shares, as representing 10% of the issued share capital of the Company as at the date of the Special General Meeting, which may fall to be allotted and issued upon the exercise of the subscription rights attaching to the options that may be granted under the Share Option Scheme, by the listing committee of the Stock Exchange.

By Order of the Board
Hui Chung Shing, Herman, JP
Director

Hong Kong, 1 September 2005

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Mr. Charles Yeung, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee, Mr. Chan Wing Kan, Archie and Mr. Teo Heng Kee, Peter

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, JP, Mr. Lau Hon Chuen, Ambrose, JP and Mr. Chung Shui Ming, Timpson, JP

Non-Executive Director:
Mr. Lam Lee G.



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

採納新購股權計劃及終止現有購股權計劃

本公司於二零零五年九月一日舉行之股東特別大會上以舉手投票方式正式通過有關採納本公司新購股權計劃及終止當時之現有購股權計劃。

茲參照本公司於二零零五年八月十六日刊發有關採納本公司新購股權計劃（「購股權計劃」）及終止現有購股權計劃之通函。

本公司董事局欣然宣佈，本公司股東於二零零五年九月一日舉行之本公司股東特別大會上以舉手投票方式正式通過有關採納本公司新購股權計劃及終止當時之現有購股權計劃之決議案。

購股權計劃將於聯交所上市委員會批准本公司根據購股權計劃可能授出購股權所附認購權獲行使後可予配發及發行之新股份數目（佔本公司於股東特別大會當日已發行股本之10%）上市及買賣後始為生效。

承董事局命
許宗盛太平紳士
董事

香港，二零零五年九月一日

於本公佈日期，本公司全體董事為：

執行董事：
楊釗太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士、張慧儀女士、陳永根先生及張興基先生

獨立非執行董事：
王敏剛太平紳士、劉漢銓太平紳士、鍾瑞明太平紳士

非執行董事：
林家禮先生



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

Interim Results
For the six months ended 30 June 2005

INTERIM RESULTS

The Directors of Glorious Sun Enterprises Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2005 together with the comparative figures for the same period as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30 June 2005 (Unaudited) HK$'000	2004 (Restated) (Unaudited) HK$'000
Turnover	(3)	1,762,520	1,705,386
Cost of sales		(1,019,453)	(962,652)
Gross profit		743,067	742,734
Other revenue and gains		63,282	38,544
Selling and distribution costs		(416,642)	(376,164)
Administrative expenses		(229,275)	(230,805)
Other operating expenses		(14,089)	(18,378)
Profit from operating activities	(3)&(4)	146,343	155,931
Finance costs		(4,241)	(9,570)
Share of after tax results of:			
Jointly-controlled entities		4	417
Associates		23,382	22,960
Profit before tax		165,488	169,738
Income tax	(5)	(29,890)	(33,880)
Profit for the period		135,598	135,858
Attributable to:			
Equity holders of the Company		112,827	101,685
Minority interests		22,771	34,173
Profit for the period		135,598	135,858
Interim dividend declared	(7)	29,090	27,016
		HK cents	HK cents
Earnings per share			
Basic	(6a)	11.26	10.16
Diluted	(6b)	11.06	10.02
Interim dividend per share		2.90	2.70

CONDENSED CONSOLIDATED BALANCE SHEET

	30 June 2005 (Unaudited) HK$'000	31 December 2004 (Restated) (Unaudited) HK$'000
NON-CURRENT ASSETS		
Property, plant and equipment	499,868	488,626
Investment property	1,900	1,900
Land lease payments	29,838	30,340
Interests in jointly controlled entities	28,577	28,336
Interests in associates	210,371	157,911
Available-for-sale financial assets	9,100	-
Deferred tax assets	10,374	11,887
	790,028	719,000
CURRENT ASSETS		
Inventories	476,267	563,206
Trade and bills receivable	243,051	276,877
Prepayments, deposits and other receivables	185,592	184,665
Due from related companies	2,966	14,977
Pledged bank deposits	21,784	21,784
Cash and bank balances	1,185,131	1,251,865
	2,114,791	2,313,374
CURRENT LIABILITIES		
Trade and bills payable	267,343	382,689
Tax payable	199,341	206,026
Other payables and accruals	636,248	659,151
Interest-bearing bank loans and other borrowings	118,536	126,040
	1,221,468	1,373,906
NET CURRENT ASSETS	893,323	939,468
TOTAL ASSETS LESS CURRENT LIABILITIES	1,683,351	1,658,468
NON-CURRENT LIABILITIES		
Interest-bearing bank loans	9,118	23,017
Long term loans from minority shareholders	9,400	9,400
Finance lease payables	1,288	2,044
Deferred tax liabilities	487	1,057
	20,293	35,518
	1,663,058	1,622,950
CAPITAL AND RESERVES		
Equity attributable to equity holders of the Company		
Issued capital	100,311	100,058
Reserves	1,360,409	1,267,941
Proposed dividend	29,090	105,061
	1,489,810	1,473,060
Minority interests	173,248	149,890
	1,663,058	1,622,950

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal accounting policies and basis of presentation

These condensed consolidated interim financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34: Interim Financial Reporting and other relevant HKASs and Interpretations, the Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

The interim financial statements for the period ended 30 June 2005 are unaudited and have been reviewed by the Audit Committee of the Company.

The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those adopted in preparing the audited financial statements for the year ended 31 December 2004 except for the new adoption of HKFRSs and HKASs as disclosed in note 2 below.

(2) Impact of new/revised HKFRSs and HKASs

The HKICPA has issued a number of new HKFRSs and HKASs and Interpretations, which are effective for the accounting periods commencing on or after 1 January 2005. The Group has adopted the following HKFRSs and HKASs issued up to 30 June 2005 which are pertinent to its operations and relevant to these interim financial statements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HK(SIC)-Int 21	Income Taxes – Recovery of Revalued Non-depreciable Assets
HK-Int 4	Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The adoption of these new/revised HKFRSs and HKASs has had no material impact on the accounting policies of the Group and the methods of computation in the Group's condensed consolidated financial statement, except the followings: –

(a) The adoption of HKAS 1 has affected the presentation of minority interests, share of after tax results of jointly controlled entities & associates and other disclosures. Therefore, the comparatives have been restated to conform with current period's presentation.

(b) The adoption of HKAS 17 has resulted in a change in accounting policy relating to leasehold land. Leasehold land and building were previously carried at valuation less accumulated depreciation. In accordance with the provisions of HKAS 17, a lease of land and building should be split into a lease of land and a lease of building in proportion to the relative fair values of the leasehold interests in the land element and the building element of the lease at the inception of the lease. The up-front prepayments made for the leasehold land and land use right are stated at cost and amortised over the period of the lease or where there is impairment, the impairment is expensed in the income statement whereas the leasehold buildings is stated at valuation less accumulated depreciation.

The change in accounting policy has had no material effect on the condensed consolidated income statement and retained earnings. The comparatives on the condensed consolidated balance sheet for the year ended 31 December 2004 have been restated to reflect the classification of leasehold land.

(c) The adoption of HKFRS 3 & HKAS 36 has resulted in a change in accounting policy relating to treatment of goodwill arising on acquisitions. Goodwill arising on acquisition prior to 1 January 2001 was eliminated against consolidated reserves in the year of acquisition. Goodwill arising on acquisitions on or after 1 January 2001 was capitalized and amortized on the straight line basis over its estimated useful life and was subject to impairment testing when there was any indication of impairment. Upon the adoption of HKFRS 3 and HKAS 36, positive goodwill arising on acquisitions is no longer amortized but subject to an annual impairment review. Any impairment loss recognized for positive goodwill is not reversed in a subsequent period. Negative goodwill is recognized immediately in the income statement.

The transitional provisions of HKFRS 3 have required the Group to eliminate at 1 January 2005 the carrying amounts of accumulated amortization with a corresponding entry to the cost of goodwill and to derecognise the carrying amounts of negative goodwill (including that remaining in consolidated capital reserve) against retained earnings. Goodwill previously eliminated against consolidated capital reserve remains eliminated against consolidated capital reserve and is not recognized in the income statement when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

The change in accounting policy has had no effect on the condensed consolidated income statement and retained earnings. In accordance with the transitional provision of HKFRS 3, comparative amounts in the condensed consolidated balance sheet have not been restated.

(d) The adoption of HKAS 40 has resulted in a change in accounting policy relating to investment properties. Changes in the fair values of investment properties were previously dealt with as movements in the investment property revaluation reserve. If the total of this reserve was insufficient to cover a deficit, on a portfolio basis, the excess of the deficit was charged to the income statement. Any subsequent revaluation surplus was credited to the income statement to the extent of the deficit previously charged.

In accordance with HKAS 40, gains or losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise. Any gains or losses on the retirement or disposal of an investment property are recognized in the income statement in the year of the retirement or disposal.

The change in accounting policy has had no effect on the condensed consolidated income statement and retained earnings as the Group's investment property had revaluation deficits in aggregate, which were previously charged to the income statement.

(3) Segment Information

(a) Business segments

Six months ended 30 June	Retail operations 2005 (Unaudited) HK$'000	Retail operations 2004 (Restated) (Unaudited) HK$'000	Export operations 2005 (Unaudited) HK$'000	Export operations 2004 (Restated) (Unaudited) HK$'000	Other operations 2005 (Unaudited) HK$'000	Other operations 2004 (Restated) (Unaudited) HK$'000	Consolidated 2005 (Unaudited) HK$'000	Consolidated 2004 (Restated) (Unaudited) HK$'000
Segment revenue:								
Sales to external customers	1,177,709	1,060,642	525,185	562,775	59,626	81,969	1,762,520	1,705,386
Other revenue and gains	12,832	11,196	16,356	14,141	21,587	7,982	50,775	33,319
Total revenue	1,190,541	1,071,838	541,541	576,916	81,213	89,951	1,813,295	1,738,705
Segment results	106,063	93,506	32,852	51,884	7,539	21,630	146,454	167,020
Interest income and unallocated revenue							12,507	5,225
Unallocated expenses							(12,618)	(16,314)
Profit from operating activities							146,343	155,931
Finance costs							(4,241)	(9,570)
Share of after tax results of:								
Jointly-controlled entities	-	-	(170)	330	174	87	4	417
Associates	(6,619)	-	30,001	22,960	-	-	23,382	22,960
Profit before tax							165,488	169,738
Income tax							(29,890)	(33,880)
Profit for the period							135,598	135,858

(b) Geographical segments

	Six months ended 30 June 2005 (Unaudited)						
	Mainland China *HK$'000*	Hong Kong *HK$'000*	United States of America *HK$'000*	Australia and New Zealand *HK$'000*	Canada *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Segment revenue: Sales to external customers	815,115	50,693	419,037	394,691	40,727	42,257	1,762,520

	Six months ended 30 June 2004 (Unaudited)						
	Mainland China *HK$'000*	Hong Kong *HK$'000*	United States of America *HK$'000*	Australia and New Zealand *HK$'000*	Canada *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Segment revenue: Sales to external customers	711,662	79,131	468,165	366,757	37,319	42,352	1,705,386

(4) Profit from operating activities

The Group's profit from operating activities is arrived at after charging/(crediting) the following: –

	Six months ended 30 June 2005 (Unaudited) *HK$'000*	2004 (Unaudited) *HK$'000*
Depreciation and amortisation	61,164	53,675
Interest income	(11,509)	(4,681)

(5) Income tax

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on corporate income assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Six months ended 30 June 2005 (Unaudited) *HK$'000*	2004 (Restated) (Unaudited) *HK$'000*
Current – Hong Kong	5,487	8,174
Current – Elsewhere	23,434	26,290
Deferred	969	(584)
	29,890	33,880

Share of tax attributable to associates amounting to HK$6,895,000 (2004: HK$8,481,000) is included in share of after tax result of associates on the face of the condensed consolidated income statement.

(6) Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2005 is based on the profit attributable to equity holders of the Company of HK$112,827,000 (2004: HK$101,685,000) and the weighted average number of 1,002,056,000 (2004: 1,000,584,000) ordinary shares in issue during the period.

(b) Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2005 is based on the profit attributable to equity holders of the Company of HK$112,827,000 (2004: HK$101,685,000). The weighted average number of ordinary shares used in the calculation is the 1,002,056,000 (2004: 1,000,584,000) ordinary shares in issue during the period, as used in the basic earnings per share calculation; and the weighted average of 18,433,234 (2004: 14,609,068) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options during the period.

(7) Dividends

	Six months ended 30 June 2005 (Unaudited) *HK$'000*	2004 (Unaudited) *HK$'000*
Dividends for equity holders of the Company:		
Final dividends paid	105,326	75,044
Interim dividends declared	29,090	27,016
	134,416	102,060

(8) Post balance sheet events

Subsequent to the balance sheet date, several directors of the Company had exercised their share options to subscribe for 25,000,000 shares of the Company on 27 July 2005.

INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend of 2.90 HK cents (2004: 2.70 HK cents) per share for the six months ended 30 June 2005 to shareholders whose names appear on the register of members of the Company as at the close of business on Friday, 23 September 2005. The interim dividend is expected to be paid to shareholders by post on or around Wednesday, 28 September 2005.

REVIEW OF OPERATIONS

In the first half of the fiscal year, markets in which the Group had operations were relatively stable. Even China Government's austerity was in force but the economic development in the Mainland still had an impressive growth. Retail sentiment there was rather resilient. On top of keeping the growth of sales in a double-digit, the Management also managed to have improvement in the operational margin. In Australia, retail market became sluggish in the second quarter; Jeanswest operations there still had a mild increase in turnover. The export operations were affected by the uncertainties arising from the threats of European countries and US to limit textile goods from China. Thanks to the Management adhered to the strategy of focusing on the development of retail business and holding the expansion of manufacturing and export operations for years including the investment in adding production facilities in the Mainland. Therefore excess production capacity was not an issue and the impact from the under-performance of our export operations was mitigated as it accounted for less than 30% of the Group's turnover.

The joint ventures of Quiksilver Glorious Sun and GSit streamed ahead smoothly according to their respective plans. The brand recognition of Quiksilver and Roxy escalated strongly in the Mainland and Hong Kong. The popularity of those brands under GSit also enhanced remarkably.

In the period under review, the Group's financial position was sound and solid. As at 30 June 2005, net cash in hand amounted to HK$1,077,973,000 (2004: HK$962,629,000). Inventory was kept at healthy level. Inventory turnover days reduced to 49 days representing an improvement of 3 days from 52 days in the same period of previous year.

For the first half of the year, the Group's unaudited consolidated accounts showed the net profit attributable to shareholders amounting to HK$112,827,000 (2004: HK$101,685,000) on a turnover of HK$1,762,520,000 (2004: HK$1,705,386,000) representing increases of 10.96% and 3.35% respectively when compared with the same period of last year.

1. Retail Operations

The Group's retail operations in the Mainland were focused at the Jeanswest brand. In the first half of the year, the turnover of Jeanswest amounted to HK$799,821,000 (2004: HK$697,325,000) showing an increase of 14.70% when compared with the same period of last year.

In the period under review, the weather conditions in the Mainland were a bit abnormal. Replenishment backup had to be reinforced to minimize the adverse impact from lower than usual temperature and frequently heavy raining that dismayed shopping mood. Double-digit increase in sales and improvement in operating margin were achieved in a very competitive environment. It was attributed to our product design became more trendy commencing from the 2nd quarter and the production lead-time had been successfully reduced to improve our versatility to weather through the ever-changing market conditions.

In the period under review, the economy of Australia slowed down due to the fading out of the effect from economic stimulus introduced by the Government in last year. Retail market was affected accordingly. Management endeavored in brand building and promotion. A mild increase of 4.01% in sales was registered when compared with the relatively high record of last year.

As at 30 June 2005, the total number of shops in the Group's network including Quiksilver Glorious Sun and GSit was 1,386 (2004: 1,098). There were 1,071 Jeanswest shops in the Mainland (2004: 860 shops) out of which 576 were directly managed stores (2004: 547 stores). In Australia, Jeanswest network comprised 186 stores (2004: 181 stores) out of which 6 were franchised stores. During the period, the total turnover of Jeanswest amounted to HK$1,177,709,000 (2004: HK$1,060,642,000) showing an increase of 11.04% when compared with the same period of previous year. This accounted for 66.82% of the Group's total turnover.

GSit's network in China comprised 118 stores (2004: 52 stores) including 14 stores in Taiwan. Three flagship stores had been opened in Beijing and Shanghai. Each had salable area exceeding 20,000 sq. ft. The turnover of GSit increased more than double when compared with the same period of previous year. Quiksilver Glorious Sun rolled out its expansion seamlessly. At the end of June the number of Quiksilver shops increased to 11 shops (2004: 5 shops) out of which 4 stores in the Mainland and 7 stores in Hong Kong. Brand recognition of Quiksilver and Roxy escalated especially encouragingly in Hong Kong. Turnover was much higher than the Management's expectation.

2. Export Business

In the period under review, the retail sentiment in North America was quite buoyant. However, pricing pressure was still prevailing. Textile goods exporters in China had to deal with the possibility of export volume control re-imposed by European countries and US. In order to enhance the competitiveness the Management scaled down part of our oversea production facilities. The number of factories in Indonesia was reduced from 4 to 1 while the production plants in the Philippines were consolidated from 2 to 1.

For the first half of the year end as at 30 June 2005, the total export turnover was HK$525,185,000 (2004: HK$562,775,000) representing a drop of 6.68% when compared with the same period of last year. Its share in the Group's total turnover was reduced to 29.80%.

3. Financial Position

The Group's financial position kept improving during the period under review. Net cash in hand and inventory were both maintained at healthy level.

In the period, the Group entered into foreign currency forward contracts to mainly hedge its currency risks in Australian dollars. The Group's contingent liabilities mainly comprised export bills discounted with recourse. As at 30 June 2005, the said contingent liabilities were HK$45,099,000 (2004: HK$19,947,000).

4. Human Resources

As at 30 June 2005, the Group's total number of employees was about 31,000. The Group offers a competitive remuneration package to its employees. In addition, incentives are given to employees based on the Group's performance and individual performance.

PROSPECTS

Looking forward to the remaining half year, the up-trend of US dollars interest rate is expected to reach its top. Although crude oil price does not ease from the present high level, it may not materially slow down the global economy. RMB appreciation has commenced but we expect the process to be very gradual and measured to such an extent that economic development will not be impaired. It is the market consensus that in the year of 2005 China GDP growth will be around 8 to 9%. We are optimistic about the retail market there. The Management as usual will focus on developing retail operations especially in the Mainland. Jeanswest will be more aggressive in enlarging its market share and more actively in sponsoring those youth activities and competitions such as the national causal wear design competition – Jeanswest Cup, the Jeanswest National Sports Master Competition and the 1st Jeanswest All-China Hope School Singing & Reading Competition to enhance the brand image. In Australia, the Management believes our operations there will perform better in the second half of the year as the local economy is expected to be stable and slightly upbeat. The brand recognition of Quiksilver Glorious Sun after a series of promotions has been uplifted especially after the event of "Quiksilver – Great Wall of China Jump" held in July. The Quiksilver sponsored Danny Way's Great Wall Jump was not only an eye-catching international event with massive local and worldwide coverage, but also a popular and exciting topic among the youth in China. By the end of the year most of the products of the Quiksilver Glorious Sun are expected to be manufactured in the China Mainland. Not only profit margin can be improved, break-even may become sooner. GSit progresses smoothly. More stores will be open in the second tier cities by Jeanswest in the capacity as the licensee of GSit venture. According to the present trend, GSit can be expected to reach the break-even point at the end of the year.

The trade dispute between China and US especially in the textile volume are expected to be settled in the second half of the year. If such the case, a lot of uncertainties will be removed to enable the Management in a position to refine its strategy in manufacturing and export business.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Wednesday, 21 September 2005 to Friday, 23 September 2005, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Tuesday, 20 September 2005.

CORPORATE GOVERNANCE

The Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2005, with deviation from code provision A.4.2 of the Code in respect of rotation of directors.

Under the code provision A.4.2, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

However, in accordance with Article 110(A) of the Bye-laws of the Company, Mr. Charles Yeung, the Chairman of the Board of Directors of the Company, shall not be subject to retirement by rotation. The Board considered that due to the fact that Mr. Charles Yeung is the founder of the Group, he is eligible for being the Chairman of the Board during his lifetime and need not be subject to retirement by rotation.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2005.

By Order of the Board
Charles Yeung, JP
Chairman

Hong Kong, 1 September 2005

The Directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Mr. Charles Yeung, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee, Mr. Chan Wing Kan, Archie and Mr. Teo Heng Kee, Peter

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, JP, Mr. Lau Hon Chuen, Ambrose, JP and Mr. Chung Shui Ming, Timpson, JP

Non-Executive Director:
Mr. Lam Lee G.



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

中期業績公佈
截至二零零五年六月三十日止六個月

中期業績

旭日企業有限公司(「本公司」)董事局欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零五年六月三十日止六個月之未經審核中期業績，連同上年同期之比較數字如下：

簡明合併損益表

	附註	截至六月三十日止六個月 二零零五年 (未經審核) 港幣千元	二零零四年 (重新列示) (未經審核) 港幣千元
營業額	(3)	1,762,520	1,705,386
銷售成本		(1,019,453)	(962,652)
毛利		743,067	742,734
其他收入及收益		63,282	38,544
銷售及分銷成本		(416,642)	(376,164)
行政費用		(229,275)	(230,805)
其他經營費用		(14,089)	(18,378)
經營業務溢利	(3)及(4)	146,343	155,931
融資成本		(4,241)	(9,570)
應佔除稅後業績：			
共同控制公司		4	417
聯營公司		23,382	22,960
除稅前溢利		165,488	169,738
所得稅	(5)	(29,890)	(33,880)
期內溢利		135,598	135,858
屬於：			
本公司股權持有人		112,827	101,685
少數股東權益		22,771	34,173
期內溢利		135,598	135,858
中期股息	(7)	29,090	27,016
每股盈利		港仙	港仙
基本	(6a)	11.26	10.16
攤薄後	(6b)	11.06	10.02
每股中期股息		2.90	2.70

簡明合併資產負債表

	二零零五年 六月三十日 (未經審核) 港幣千元	二零零四年 十二月三十一日 (重新列示) (未經審核) 港幣千元
非流動資產		
物業、機器及設備	499,868	488,626
投資物業	1,900	1,900
土地租金	29,838	30,340
應佔共同控制公司權益	28,577	28,336
應佔聯營公司權益	210,371	157,911
可出售財務資產	9,100	–
遞延稅項資產	10,374	11,887
	790,028	719,000
流動資產		
存貨	476,267	563,206
應收賬款及票據	243,051	276,877
預付款、按金及其他應收賬款	185,592	184,665
聯營公司欠款	2,966	14,977
已抵押銀行存款	21,784	21,784
現金及銀行結餘	1,185,131	1,251,865
	2,114,791	2,313,374

(3) 分類資料

(a) 業務分類

截至六月三十日止六個月	零售業務 二零零五年 (未經審核) 港幣千元	零售業務 二零零四年 (重新列示) (未經審核) 港幣千元	出口業務 二零零五年 (未經審核) 港幣千元	出口業務 二零零四年 (重新列示) (未經審核) 港幣千元	其他業務 二零零五年 (未經審核) 港幣千元	其他業務 二零零四年 (重新列示) (未經審核) 港幣千元	合併 二零零五年 (未經審核) 港幣千元	合併 二零零四年 (重新列示) (未經審核) 港幣千元
分類收入：								
向外間顧客銷貨	1,177,709	1,060,642	525,185	562,775	59,626	81,969	1,762,520	1,705,386
其它收入及收益	12,832	11,196	16,356	14,141	21,587	7,982	50,775	33,319
總收入	1,190,541	1,071,838	541,541	576,916	81,213	89,951	1,813,295	1,738,705
分類業績	106,063	93,506	32,852	51,884	7,539	21,630	146,454	167,020
利息收入及未分配盈利							12,507	5,225
未分配費用							(12,618)	(16,314)
經營業務溢利							146,343	155,931
融資成本							(4,241)	(9,570)
應佔除稅後業績：								
共同控制公司	–	–	(170)	330	174	87	4	417
聯營公司	(6,619)	–	30,001	22,960	–	–	23,382	22,960
除稅前溢利							165,488	169,738
所得稅							(29,890)	(33,880)
期內溢利							135,598	135,858

(b) 地區分類

截至二零零五年六月三十日止六個月(未經審核)	中國內地 港幣千元	香港 港幣千元	美國 港幣千元	澳洲及紐西蘭 港幣千元	加拿大 港幣千元	其他 港幣千元	合併 港幣千元
分類收入：							
向外間顧客銷貨	815,115	50,693	419,037	394,691	40,727	42,257	1,762,520

截至二零零四年六月三十日止六個月(未經審核)	中國內地 港幣千元	香港 港幣千元	美國 港幣千元	澳洲及紐西蘭 港幣千元	加拿大 港幣千元	其他 港幣千元	合併 港幣千元
分類收入：							
向外間顧客銷貨	711,662	79,131	468,165	366,757	37,319	42,352	1,705,386

(4) 經營業務溢利

本集團經營業務溢利已扣除／(計入)下列各項：

	截至六月三十日止六個月 二零零五年 (未經審核) 港幣千元	二零零四年 (未經審核) 港幣千元
折舊及攤銷	61,164	53,675
利息收入	(11,509)	(4,681)

(5) 所得稅

香港利得稅乃根據本期間源自香港之估計應課稅溢利按稅率17.5%(二零零四年：17.5%)作出撥備。其他地區之所得稅則根據本集團經營業務所在國家之現有法律、詮釋及常規，按其現行稅率計算。

	截至六月三十日止六個月 二零零五年 (未經審核) 港幣千元	二零零四年 (重新列示) (未經審核) 港幣千元
本期－香港	5,487	8,174
本期－其他地區	23,434	26,290
遞延	969	(584)
	29,890	33,880

聯營公司應佔稅項為6,895,000港元(二零零四年：8,481,000港元)，已計入本簡明合併損益表應佔聯營公司除稅後業績內。

(6) 每股盈利

(a) 每股基本盈利

每股基本盈利乃根據截至二零零五年六月三十日止六個月之本公司股權持有人應佔溢利112,827,000港元(二零零四年：101,685,000港元)及期內已發行普通股之加權平均數1,002,056,000股(二零零四年：1,000,584,000股)計算。

(b) 每股攤薄盈利

每股攤薄盈利乃根據截至二零零五年六月三十日止六個月之本公司股權持有人應佔溢利112,827,000港元(二零零四年：101,685,000港元)計算。計算所用之普通股加權平均股數乃按照計算每股基本盈利時所用之期內已發行普通股之加權平均數1,002,056,000股(二零零四年：1,000,584,000股)，與假設期內所有購股權被行使而無償發行的普通股加權平均數18,433,234股(二零零四年：14,609,068股)之總和。

流動負債		
應付賬款及票據	267,343	382,689
應付稅款	199,341	206,026
其他應付賬款及應付費用	636,248	659,151
計息銀行貸款及其他借款	118,536	126,040
	1,221,468	1,373,906
流動資產淨值	893,323	939,468
總資產減流動負債	1,683,351	1,658,468
非流動負債		
計息銀行貸款	9,118	23,017
少數股東長期貸款	9,400	9,400
應付融資租賃款	1,288	2,044
遞延稅項負債	487	1,057
	20,293	35,518
	1,663,058	1,622,950
股本及儲備		
本公司股權持有人應佔之權益		
已發行股本	100,311	100,058
儲備	1,360,409	1,267,941
擬派股息	29,090	105,061
	1,489,810	1,473,060
少數股東權益	173,248	149,890
	1,663,058	1,622,950

簡明合併財務報表附註

(1) 主要會計政策及編製基準

本簡明中期合併財務報表乃按照香港會計師公會頒佈之香港會計準則(「香港會計準則」)34：「中期財務報告」和其他相關香港會計準則及詮釋，香港財務報告準則(「香港財務報告準則」)，及香港聯合交易所有限公司證券上市條例(「上市條例」)附錄16之披露規定而編製。

截至二零零五年六月三十日止六個月的中期合併財務報表為未經審核，惟已由本公司的審核委員會審閱。

除下文附註(2)披露最新採用之香港財務報告準則及香港會計準則外，編制本中期財務報表採用之會計政策及編製基準與編製截至二零零四年十二月三十一日止年度之已審核財務報表所採用之政策及方法一致。

(2) 新訂／修訂之香港財務報告準則及香港會計準則之影響

香港會計師公會已頒佈一系列新香港財務報告準則和香港會計準則及詮釋，並於二零零五年一月一日或以後開始的會計期間生效。本集團已採納了於二零零五年六月三十日前已頒佈而又與本集團業務及本中期財務報表有關之下列香港財務報告準則及香港會計準則。

香港會計準則1	財務報表之呈列
香港會計準則2	存貨
香港會計準則7	現金流量表
香港會計準則8	會計政策、會計估計的變動及差錯
香港會計準則10	結算日後事項
香港會計準則12	所得稅
香港會計準則14	業務分類報告
香港會計準則16	物業、廠房及設備
香港會計準則17	租賃
香港會計準則18	收入
香港會計準則19	僱員福利
香港會計準則21	外幣匯率變動的影響
香港會計準則23	借款費用
香港會計準則24	關連人仕的披露
香港會計準則27	綜合及獨立財務報表
香港會計準則28	投資聯營公司
香港會計準則32	財務工具：披露及呈列
香港會計準則33	每股盈利
香港會計準則34	中期財務報告
香港會計準則36	資產減值
香港會計準則37	撥備，或有負債及或有資產
香港會計準則38	無形資產
香港會計準則39	財務工具：確認及計量
香港會計準則40	投資物業
香港財務報告準則2	以股份為基礎的支出
香港財務報告準則3	商業合併
國際會計準則委員會詮釋21	所得稅-無折舊資產的重估價值回收
香港會計師公會詮釋4	租賃-以租賃期限釐度香港土地租賃

除下述外，採納新訂／修訂之香港財務報告準則及香港會計準則，對本集團的會計政策及本集團簡明合併財務報表的計算方法並無重大影響：—

(a) 採納香港會計準則1已影響少數股東權益、應佔共同控制公司及聯營公司除稅後業績之呈報及其他披露。

(b) 採納香港會計準則17導致有關租賃土地之會計政策發生變動。在以往，租賃土地及樓宇乃按估值減累積折舊列賬。根據香港會計準則17之規定，凡土地及樓宇之租約，應在租約開始時參照租賃中土地租賃權益與樓宇租賃權益之相對公平價值，按比例分為土地租賃與樓宇租賃兩部份。就租賃土地及土地使用權支付之首筆預付款按成本列賬並於租賃期內攤銷或若出現減值則減值自損益表內支出，而租賃樓宇則按估值減累積折舊列賬。

此會計政策之改變對簡明合併損益表及滾存溢利並無重大影響。截至二零零四年十二月三十一日止年度簡明合併資產負債表的比較數字已重新分類及列示租賃土地。

(c) 採納香港財務報告準則3及香港會計準則36導致有關收購產生之商譽處理的會計政策發生變動。在二零零一年一月一日之前收購產生之商譽於收購年度與合併儲備對銷。於二零零一年一月一日及以後收購產生之商譽已資本化及按其預計可使用年期以直線法攤銷，並在有跡象顯示出現減值進行減值評估。採納香港財務報告準則3及香港會計準則36後，收購產生之正商譽已停止攤銷，但會每年度進行減值評估。先前已確認之商譽減值損失不會撥回。收購產生之負商譽會即時反映於損益表內。

本集團根據香港財務報告準則3的過渡性條文，將於二零零五年一月一日的累計攤銷連同相關的商譽成本，及不予確認負商譽賬面值(包括在合併資本儲備內之剩餘金額)與滾存溢利進行對銷。以前已沖銷合併資本儲備的商譽保持不變，在出售全部或部份業務，或當現金產生單位出現減值時，其相應的商譽無需反映在損益表內。

此會計政策之改變對簡明合併損益表及滾存溢利並無影響。根據香港財務報告準則3的過渡條文，有關合併資產負債表的比較金額沒有重新列示。

(d) 採納香港會計準則40導致有關投資物業的會計政策發生變動。以往年度，投資物業公平價值之變動計入投資物業重估儲備內。若按投資組合計算，其儲備結餘不足以彌補重估虧損，差額於損益賬中扣除。其後重估盈餘仍直接反映在損益表賬中，直至完全抵銷以往計入損益表內的虧損為止。

根據香港會計準則40，投資物業因公平價值變動所產生之盈餘及虧損將直接計入發生年度之損益表。任何因退廢或出售投資物業而產生之盈餘及虧損則於出售年度撥入損益表內計算。

此會計政策之變動對本簡明合併損益表及滾存溢利並無影響，因本集團之投資物業總計重估為虧損，並已計入損益表內。

(7) 股息

	截至六月三十日止六個月 二零零五年 (未經審核) 港幣千元	二零零四年 (未經審核) 港幣千元
派發股息予本公司股權持有人：		
已派發末期股息	105,326	75,044
擬派發中期股息	29,090	27,016
	134,416	102,060

(8) 結算日後事項

於結算日後，本公司若干董事在二零零五年七月二十七日行使其購股權，認購本公司25,000,000股股份。

中期股息

董事局議決派發截至二零零五年六月三十日止六個月中期股息每股2.90港仙(二零零四年：2.70港仙)予二零零五年九月二十三日(星期五)營業時間結束時名列本公司股東名冊之股東。中期股息之付款支票預期將約於二零零五年九月二十八日(星期三)郵寄予各股東。

業務回顧

二零零五年的上半年度，集團業務所在的市場情況大體平穩。中國宏觀經濟調控雖然持續，但經濟發展仍有可觀的增長，零售市道暢順。真維斯在中國內地零售額持續有雙位數的升幅，營運利率更有所提升。澳洲整體零售市道在第二季起表現較為平淡，但集團在當地零售業務銷售額，仍錄輕微增長。期內中國成衣出口量，正面臨再受歐、美等國家限制，加上出口單價依然受壓，對集團出口業務帶來一定困擾。幸管理層於過去數年早已把零售作為核心業務並且大力發展，另一方面則嚴厲控制在出口、成衣製造業務上的投資，擱置擴大中國內地生產計劃，因而沒有出現生產過剩的問題，加上出口業務佔集團的總營業額已漸次降至不足30%，故對整體業績影響不大。

Quiksilver Glorious Sun及GSit這兩家合營公司的業務發展順利，均能按計劃進行。Quiksilver及Roxy品牌的認知度在香港已受年青消費者確認，成為非常火熱的服裝；而在中國內地亦繼續上升。GSit品牌在中國內地受歡迎亦達到可喜的程度。

期內集團財政狀況十分良好，於二零零五年六月三十日，集團手上淨現金增至1,077,973,000港元(二零零四年：962,629,000港元)。存貨亦維持在健康水平，存貨可供銷售日為49天，較去年同期的52天，改善了3天。

據未經審核的合併財務報表，截至二零零五年六月三十日止的上半年度，營業額錄得1,762,520,000港元(二零零四年：1,705,386,000港元)，而股東應佔純利達112,827,000港元(二零零四年：101,685,000港元)，與去年同期相比分別上升3.35%及10.96%。

(一) 零售業務

集團在中國零售業務，仍以真維斯品牌為主。在回顧的上半年度，真維斯在中國內地的銷售額錄得799,821,000港元(二零零四年：697,325,000港元)，與去年同期相比增長14.70%。

期間中國內地天氣變化多端，冷、熱異常，大雨連日，影響消費者購物情緒；為此管理層特別加強後勤補、換貨的工作，以順應天氣變化。自第二季起，真維斯產品的設計更加趨時，縮短了供貨週期所需時間，加強了對市場變化的適應能力。競爭雖日益激烈，營業額仍保持雙位數的升幅，營運利率相對去年同期亦得以提升。

期內澳洲市況，因去年政府退稅等刺激經濟措施的效應已漸次消失，經濟增長活力減弱，致零售市道受到一定影響。管理層繼續加大品牌形象的投資及推廣的力度，故銷售額仍有正增長。但因去年相比基數較高，故只錄得4.01%的增幅。

於二零零五年六月三十日，集團零售網絡包括Quiksilver Glorious Sun及GSit共有店舖1,386間(二零零四年：1,098間)，其中真維斯在中國內地有店舖1,071間(二零零四年：860間)，內含576間直接經營店(二零零四年：547間)。在澳洲Jeanswest有店舖186間(二零零四年：181間)，其中包括6間特約經銷店。期內真維斯/Jeanswest營業額合共錄得1,177,709,000港元(二零零四年：1,060,642,000港元)，對比去年同期上升了11.04%，佔集團總銷售額的66.82%。

GSit在中國有店舖118間(二零零四年：52間)，包括在台灣有14間，其中在上海和北京的3間旗艦店，每間銷售面積均超過二萬平方尺。GSit營業額相比去年同期升逾一倍。Quiksilver Glorious Sun的業務開拓順利，六月底時在中國內地有店舖4間，在香港更增至7間，合共11間(二零零四年：5間)。Quiksilver及Roxy品牌認知度正不斷提升，在香港受歡迎程度，更令人鼓舞，銷售額比預期有大幅度的增長。

(二) 出口業務

在回顧期內，北美零售市道依然興旺，但出口單價壓力仍在；中國紡織品出口量，繼續要面對將受歐美國家重設限制的變數。期間管理層為加強競爭力，將部份的海外生產基地整頓：集團在印尼的工廠：已從4間收縮為1間，在菲律賓的工廠亦從2間精簡為1間。

截至二零零五年六月三十日止的上半年度，出口總額錄得525,185,000港元(二零零四年：562,775,000港元)，與去年同期相比下跌6.68%，佔集團總營業額29.80%。

(三) 財務狀況

本集團的財務狀況日益健康。正如前文所述，淨現金額及存貨水平均於本回顧期內繼續趨向更好方面發展。

在回顧期內，本集團亦有訂立外匯期貨合約，主要用以穩定澳元收入之匯兌風險。至於本集團的或然負債以貼現可追溯之出口票據為主，於二零零五年六月三十日，該項或然負債是45,099,000港元(二零零四年：19,947,000港元)。

(四) 人力資源

於二零零五年六月三十日，本集團之僱員總數約31,000人。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現給予適當獎勵。

業務展望

展望下半年情況，市場預期美元利率上升周期已近尾聲，石油價格或許會高企不下；但相信全球經濟發展不致因而大幅放緩。人民幣匯率已展開了升勢，但估計只會漸次緩升，故對中國內地經濟發展的沖擊應該不大；二零零五年中國經濟仍將有8%至9%的增長。因此中國內地零售市道的前景依然令人樂觀。管理層將繼續堅持貫徹以零售為核心業務，以中國內地市場為重點，繼續推廣品牌認知度，特別是贊助青少年活動及競賽，例如：全國服飾設計比賽—「真維斯杯」、「真維斯全國極限運動大師賽」和「真維斯全國希望小學歌詠大賽」等，以提升真維斯品牌的形象，並將以較進取的發展策略，擴大其所佔的市場份額。澳洲經濟情況雖難令人驚喜，但可望平穩向上，Jeanswest澳洲業務估計下半年應較上半年為佳。Quiksilver Glorious Sun的品牌認知度，透過一連串的推廣活動後，已有可觀的提升，特別是七月份時由Quiksilver贊助的「丹尼•威飛躍中國長城」，不但舉世矚目廣為世界及當地媒體所報導，更成為中國內地年輕人的熱門話題，對Quiksilver Glorious Sun品牌的形象大有裨益。管理層預計到年底時，大部份Quiksilver Glorious Sun的商品應可以開始在中國生產，屆時利潤將進一步提升，使能較早達到收支平衡。GSit業務發展順利，而真維斯將繼續以GSit的特許經營商身份在中國內地二線城市開店。按現時的走勢，年底時GSit將可達到收支平衡。

中、美貿易爭拗，特別有關成衣出口數量方面，希望雙方在近期能達成協議，若能如此，出口業務的不明確因素或可以消減。這對下半年的出口業務將會有更穩定的作用。

暫停辦理股份過戶登記

本公司將由二零零五年九月二十一日(星期三)至二零零五年九月二十三日(星期五)止(首尾兩天包括在內)暫停辦理股份過戶登記手續。為獲派發上述中期股息，所有股份過戶文件連同有關股票必須於二零零五年九月二十日(星期二)下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司(本公司在香港之股份過戶登記處)登記。

公司管治

本公司截至二零零五年六月三十日止六個月內一直遵守上市規則附錄14所載之企業管治常規守則(「守則」)，惟僅就守則條文A.4.2規定關於董事的重新選舉存有差異。

根據在守則條文A.4.2規定，每名董事(包括有指定任期的董事)應輪流退任，至少每三年一次。

惟根據本公司的公司細則第110(A)條，本公司之董事局主席楊釗先生將毋需輪值退任。董事局認為楊釗先生乃本集團之始創人，按此其乃具資格終身出任董事局主席一職並毋需輪值退任。

購買、出售或贖回本公司之上市證券

於截至二零零五年六月三十日止六個月內，本集團概無購買、出售或贖回本公司之上市證券。

承董事局命
楊釗太平紳士
董事長

香港，二零零五年九月一日

於本公佈日期，本公司之董事如下：

執行董事：
楊釗太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士、張慧儀女士、陳永根先生及張興基先生

獨立非執行董事：
王敏剛太平紳士、劉漢銓太平紳士及鍾瑞明太平紳士

非執行董事：
林家禮先生



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(the "Company")
(Stock Code: 393)

ANNOUNCEMENT

The Directors have noted an increase in trading volume of the shares of the Company today. The Company is informed by five executive Directors that they have disposed of a total of 20,800,000 Shares (representing approximately 1.98% of the issued share capital of the Company) in the open market at a price of HK$3.45 per Share to four institutional investors who are independent and not connected persons of the Company. Those four institutional investors, after acquiring the Shares, are not substantial shareholders of the Company.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The directors of the Company (the "Directors") have noted an increase in trading volume of the shares of the Company (the "Shares") today. The Company is informed by the following executive Directors that they have disposed of a total of 20,800,000 Shares (representing approximately 1.98% of the issued share capital of the Company) in the open market at a price of HK$3.45 per Share to four institutional investors who are independent and not connected persons of the Company (as defined in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")):–

Name of Director	No. of Shares sold	Approximate shareholding immediately before the disposal	Approximate shareholding immediately after the disposal
Yeung Chun Fan	2,698,000	60.21% (note)	59.96% (note)
Yeung Chun Ho	4,542,000	3.52%	3.09%
Pau Sze Kee, Jackson	4,524,000	1.32%	0.89%
Hui Chung Shing, Herman	4,542,000	1.03%	0.60%
Cheung Wai Yee	4,494,000	1.07% (note)	0.64% (note)

Note: Ms. Cheung Wai Yee is the spouse of Mr. Yeung Chun Fan, the above calculation does not include their respective spouse interests.

Those four institutional investors, after acquiring the Shares, are not substantial shareholders of the Company (as defined in the Listing Rules).

Save as disclosed above, the Directors confirm that there are no negotiations or agreements relating to intended acquisitions or realization which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board of Directors (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board
Chan Wing Kan, Archie
Director

Hong Kong, 9 September 2005

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Mr. Charles Yeung, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee, Mr. Chan Wing Kan, Archie and Mr. Teo Heng Kee, Peter

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, JP, Mr. Lau Hon Chuen, Ambrose, JP and Mr. Chung Shui Ming, Timpson, JP

Non-Executive Director:
Mr. Lam Lee G.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(「本公司」)
(股份代號：393)

公佈

董事已知悉今日本公司的股份成交量上升。本公司獲五位執行董事通知，彼等已於公開市場以每股3.45港元之價格出售總計20,800,000股股份(約佔本公司已發行股本1.98%)予四位獨立及非本公司關連人士之機構投資者。於收購股份後，該四位機構投資者並非本公司之主要股東。

本公佈乃應香港聯合交易所有限公司(「聯交所」)之要求而作出。

本公司之董事(「董事」)已知悉今日本公司的股份(「股份」)成交量上升。本公司獲下列執行董事通知，彼等已於公開市場以每股3.45港元之價格出售總計20,800,000股股份(約佔本公司已發行股本1.98%)予四位獨立及非本公司關連人士(如聯交所證券上市規則(「上市規則」)所定義)之機構投資者：－

董事名稱	出售股份數量	緊接出售前之概約股權	緊隨出售後之概約股權
楊勳	2,698,000	60.21% (註)	59.96% (註)
楊浩	4,542,000	3.52%	3.09%
鮑仕基	4,524,000	1.32%	0.89%
許宗盛	4,542,000	1.03%	0.60%
張慧儀	4,494,000	1.07% (註)	0.64% (註)

註： 張慧儀女士為楊勳先生之配偶。上述計算並未包括他們各自配偶之權益。

於收購股份後，該四位機構投資者並非本公司之主要股東(如上市規則所定義)。

除上文所述外，董事謹確認，目前並無任何有關建議收購或變賣之商談或協議為根據上市規則第13.23條而須予公開者；董事局(「董事局」)亦不知悉有任何足以或可能影響價格之事宜為根據上市規則第13.09條所規定之一般責任而須予公開者。

上述公佈乃承董事局之命而作出；董事局各董事願就本公佈之準確性承擔個別及共同之責任。

承董事局命
陳永根
董事

香港，二零零五年九月九日

於本公佈日期，本公司之董事為：

執行董事：
楊釗太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士、張慧儀女士、陳永根先生及張興基先生

獨立非執行董事：
王敏剛太平紳士、劉漢銓太平紳士及鍾瑞明太平紳士

非執行董事：
林家禮先生



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

Interim Report 2005

JEANSWEST


有心,就有翼。
JEANSWEST®
真維斯



INTERIM RESULTS

The Directors of Glorious Sun Enterprises Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2005 together with the comparative figures for the same period as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30 June 2005 (Unaudited) HK$'000	2004 (Restated) (Unaudited) HK$'000
Turnover	(3)	**1,762,520**	1,705,386
Cost of sales		**(1,019,453)**	(962,652)
Gross profit		**743,067**	742,734
Other revenue and gains		**63,282**	38,544
Selling and distribution costs		**(416,642)**	(376,164)
Administrative expenses		**(229,275)**	(230,805)
Other operating expenses		**(14,089)**	(18,378)
Profit from operating activities	(3)&(4)	**146,343**	155,931
Finance costs		**(4,241)**	(9,570)
Share of after tax results of:			
Jointly-controlled entities		**4**	417
Associates		**23,382**	22,960
Profit before tax		**165,488**	169,738
Income tax	(5)	**(29,890)**	(33,880)
Profit for the period		**135,598**	135,858
Attributable to:			
Equity holders of the Company		**112,827**	101,685
Minority interests		**22,771**	34,173
Profit for the period		**135,598**	135,858
Interim dividend declared	(10)	**29,090**	27,016
		HK cents	*HK cents*
Earnings per share			
Basic	(6a)	**11.26**	10.16
Diluted	(6b)	**11.06**	10.02
Interim dividend per share		**2.90**	2.70


JEANSWEST
JEANSWEST



CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	30 June 2005 (Unaudited) HK$'000	31 December 2004 (Restated) (Unaudited) HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment		**499,868**	488,626
Investment property		**1,900**	1,900
Land lease payments		**29,838**	30,340
Interests in jointly-controlled entities		**28,577**	28,336
Interests in associates		**210,371**	157,911
Available-for-sale financial assets		**9,100**	–
Deferred tax assets		**10,374**	11,887
		790,028	719,000
CURRENT ASSETS			
Inventories		**476,267**	563,206
Trade and bills receivable	(7)	**243,051**	276,877
Prepayments, deposits and other receivables		**185,592**	184,665
Due from related companies		**2,966**	14,977
Pledged bank deposits		**21,784**	21,784
Cash and bank balances		**1,185,131**	1,251,865
		2,114,791	2,313,374
CURRENT LIABILITIES			
Trade and bills payable	(8)	**267,343**	382,689
Tax payable		**199,341**	206,026
Other payables and accruals		**636,248**	659,151
Interest-bearing bank loans and other borrowings		**118,536**	126,040
		1,221,468	1,373,906



CONDENSED CONSOLIDATED BALANCE SHEET *(continued)*

	Notes	30 June 2005 (Unaudited) HK$'000	31 December 2004 (Restated) (Unaudited) HK$'000
NET CURRENT ASSETS		**893,323**	939,468
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,683,351**	1,658,468
NON-CURRENT LIABILITIES			
Interest-bearing bank loans		**9,118**	23,017
Long term loans from minority shareholders		**9,400**	9,400
Finance lease payables		**1,288**	2,044
Deferred tax liabilities		**487**	1,057
		20,293	35,518
		1,663,058	1,622,950
CAPITAL AND RESERVES			
Equity attributable to equity holders of the Company			
Issued capital	(9)	**100,311**	100,058
Reserves		**1,360,409**	1,267,941
Proposed dividend		**29,090**	105,061
		1,489,810	1,473,060
Minority interests		**173,248**	149,890
		1,663,058	1,622,950

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30 June	
	2005	2004
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash inflow from operating activities	**185,813**	187,325
Net cash outflow from investing activities	**(133,018)**	(68,830)
Net cash outflow from financing activities	**(129,052)**	(92,756)
Net increase/(decrease) in cash and cash equivalents	**(76,257)**	25,739
Cash and cash equivalents at 1 January	**1,239,238**	1,111,431
Effect of foreign exchange rate changes, net	**(494)**	(2,370)
Cash and cash equivalents at 30 June	**1,162,487**	1,134,800
Analysis of balances of cash and cash equivalents		
Cash and bank balances	**1,185,131**	1,144,512
Bank overdrafts	**(22,644)**	(9,712)
	1,162,487	1,134,800



CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Notes	Six months ended 30 June **2005** **(Unaudited)** ***HK$'000***	 2004 (Restated) (Unaudited) *HK$'000*
Total equity at 1 January		**1,622,950**	1,526,531
Net income recognized directly in equity for the period:			
Exchange differences on translation of financial statements of foreign entities		**2,139**	(2,180)
Changes in fair values of available-for-sale financial assets		**893**	–
		3,032	(2,180)
Profit for the period		**135,598**	135,858
Total recognized income and expenses for the period		**138,630**	133,678
Dividends paid to equity holders of Company	*(10)*	**(105,326)**	(75,044)
Dividends paid to minority shareholders of subsidiaries		**(356)**	–
Employee share option scheme		**7,160**	–
Total equity at 30 June		**1,663,058**	1,585,165
Total recognized income and expenses for the period attributable to:			
Equity holders of the Company		**114,916**	97,751
Minority interests		**23,714**	35,927
		138,630	133,678



NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal accounting policies and basis of presentation

These condensed consolidated interim financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34: Interim Financial Reporting and other relevant HKASs and Interpretations, the Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

The interim financial statements for the period ended 30 June 2005 are unaudited and have been reviewed by the Audit Committee of the Company.

The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those adopted in preparing the audited financial statements for the year ended 31 December 2004 except for the new adoption of HKFRSs and HKASs as disclosed in note 2 below.





(2) **Impact of new/revised HKFRSs and HKASs**

The HKICPA has issued a number of new HKFRSs and HKASs and Interpretations, which are effective for the accounting periods commencing on or after 1 January 2005. The Group has adopted the following HKFRSs and HKASs issued up to 30 June 2005 which are pertinent to its operations and relevant to these interim financial statements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HK(SIC)-Int 21	Income Taxes – Recovery of Revalued Non-depreciable Assets
HK-Int 4	Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases

(2) Impact of new/revised HKFRSs and HKASs *(Continued)*

The adoption of these new/revised HKFRSs and HKASs has had no material impact on the accounting policies of the Group and the methods of computation in the Group's condensed consolidated financial statement, except the followings: -

(a) The adoption of HKAS 1 has affected the presentation of minority interests, share of after tax results of jointly controlled entities & associates and other disclosures. Therefore, the comparatives have been restated to conform with current period's presentation.

(b) The adoption of HKAS 17 has resulted in a change in accounting policy relating to leasehold land. Leasehold land and building were previously carried at valuation less accumulated depreciation. In accordance with the provisions of HKAS 17, a lease of land and building should be split into a lease of land and a lease of building in proportion to the relative fair values of the leasehold interests in the land element and the building element of the lease at the inception of the lease. The up-front prepayments made for the leasehold land and land use right are stated at cost and amortised over the period of the lease or where there is impairment, the impairment is expensed in the income statement whereas the leasehold buildings is stated at valuation less accumulated depreciation.

The change in accounting policy has had no material effect on the condensed consolidated income statement and retained earnings. The comparatives on the condensed consolidated balance sheet for the year ended 31 December 2004 have been restated to reflect the classification of leasehold land.

(c) The adoption of HKFRS 3 & HKAS 36 has resulted in a change in accounting policy relating to treatment of goodwill arising on acquisitions. Goodwill arising on acquisition prior to 1 January 2001 was eliminated against consolidated reserves in the year of acquisition. Goodwill arising on acquisitions on or after 1 January 2001 was capitalized and amortized on the straight line basis over its estimated useful life and was subject to impairment testing when there was any indication of impairment. Upon the adoption of HKFRS 3 and HKAS 36, positive goodwill arising on acquisitions is no longer amortized but subject to an annual impairment review. Any impairment loss recognized for positive goodwill is not reversed in a subsequent period. Negative goodwill is recognized immediately in the income statement.

(2) Impact of new/revised HKFRSs and HKASs *(Continued)*

The transitional provisions of HKFRS 3 have required the Group to eliminate at 1 January 2005 the carrying amounts of accumulated amortization with a corresponding entry to the cost of goodwill and to derecognise the carrying amounts of negative goodwill (including that remaining in consolidated capital reserve) against retained earnings. Goodwill previously eliminated against consolidated capital reserve remains eliminated against consolidated capital reserve and is not recognized in the income statement when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

The change in accounting policy has had no effect on the condensed consolidated income statement and retained earnings. In accordance with the transitional provision of HKFRS 3, comparative amounts in the condensed consolidated balance sheet have not been restated.

(d) The adoption of HKAS 40 has resulted in a change in accounting policy relating to investment properties. Changes in the fair values of investment properties were previously dealt with as movements in the investment property revaluation reserve. If the total of this reserve was insufficient to cover a deficit, on a portfolio basis, the excess of the deficit was charged to the income statement. Any subsequent revaluation surplus was credited to the income statement to the extent of the deficit previously charged.

In accordance with HKAS 40, gains or losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise. Any gains or losses on the retirement or disposal of an investment property are recognized in the income statement in the year of the retirement or disposal.

The change in accounting policy has had no effect on the condensed consolidated income statement and retained earnings as the Group's investment property had revaluation deficits in aggregate, which were previously charged to the income statement.


真維斯
JEANSWEST
JEANSWEST


(3) Segment information

(a) Business segments

	Six months ended 30 June							
	Retail operations		Export operations		Other operations		Consolidated	
	2005	2004 (Restated)	**2005**	2004 (Restated)	**2005**	2004 (Restated)	**2005**	2004 (Restated)
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)	**(Unaudited)**	(Unaudited)	**(Unaudited)**	(Unaudited)
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Segment revenue:								
Sales to external customers	**1,177,709**	1,060,642	**525,185**	562,775	**59,626**	81,969	**1,762,520**	1,705,386
Other revenue and gains	**12,832**	11,196	**16,356**	14,141	**21,587**	7,982	**50,775**	33,319
Total revenue	**1,190,541**	1,071,838	**541,541**	576,916	**81,213**	89,951	**1,813,295**	1,738,705
Segment results	**106,063**	93,506	**32,852**	51,884	**7,539**	21,630	**146,454**	167,020
Interest income and unallocated revenue							**12,507**	5,225
Unallocated expenses							**(12,618)**	(16,314)
Profit from operating activities							**146,343**	155,931
Finance costs							**(4,241)**	(9,570)
Share of after tax results of:								
Jointly-controlled entities	**-**	-	**(170)**	330	**174**	87	**4**	417
Associates	**(6,619)**	-	**30,001**	22,960	**-**	-	**23,382**	22,960
Profit before tax							**165,488**	169,738
Income tax							**(29,890)**	(33,880)
Profit for the period							**135,598**	135,858


JEANSWEST


(3) **Segment information** *(Continued)*

(b) *Geographical segments*

	Six months ended 30 June 2005 (Unaudited)						
	Mainland China	Hong Kong	United States of America	Australia and New Zealand	Canada	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:							
Sales to external customers	815,115	50,693	419,037	394,691	40,727	42,257	1,762,520

	Six months ended 30 June 2004 (Unaudited)						
	Mainland China	Hong Kong	United States of America	Australia and New Zealand	Canada	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:							
Sales to external customers	711,662	79,131	468,165	366,757	37,319	42,352	1,705,386

(4) **Profit from operating activities**

The Group's profit from operating activities is arrived at after charging/(crediting) the following: -

	Six months ended 30 June	
	2005	2004
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Depreciation and amortisation	**61,164**	53,675
Interest income	**(11,509)**	(4,681)



(5) Income tax

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on corporate income assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Six months ended 30 June	
	2005	2004
		(Restated)
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Current – Hong Kong	**5,487**	8,174
Current – Elsewhere	**23,434**	26,290
Deferred	**969**	(584)
	29,890	33,880

Share of tax attributable to associates amounting to HK$6,895,000 (2004: HK$8,481,000) is included in share of after tax result of associates on the face of the condensed consolidated income statement.

(6) Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2005 is based on the profit attributable to equity holders of the Company of HK$112,827,000 (2004: HK$101,685,000) and the weighted average number of 1,002,056,000 (2004: 1,000,584,000) ordinary shares in issue during the period.



(6) **Earnings per share** *(Continued)*

(b) *Diluted earnings per share*

The calculation of diluted earnings per share for the six months ended 30 June 2005 is based on the profit attributable to equity holders of the Company of HK$112,827,000 (2004: HK$101,685,000). The weighted average number of ordinary shares used in the calculation is the 1,002,056,000 (2004: 1,000,584,000) ordinary shares in issue during the period, as used in the basic earnings per share calculation; and the weighted average of 18,433,234 (2004: 14,609,068) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options during the period.

(7) **Trade and bills receivable**

The trade and bills receivable include trade receivables, net of provision for impairments, of HK$172,303,000 (31 December 2004: HK$148,958,000) and bills receivables of HK$70,748,000 (31 December 2004: HK$127,919,000). The bills receivables were aged less than four months at the balance sheet date.

The aged analysis of trade receivables is as follows:

	30 June 2005 (Unaudited) ***HK$'000***	31 December 2004 (Audited) *HK$'000*
Less than 4 months	**161,087**	136,485
4 – 6 months	**9,293**	9,980
Over 6 months	**1,923**	2,493
	172,303	148,958

The Groups allows an average credit period of 45 days to its trade customers.

(8) Trade and bills payable

The trade and bills payable include trade payable of HK$220,270,000 (31 December 2004: HK$306,022,000).

The aged analysis of trade payable is as follows:

	30 June 2005 (Unaudited) ***HK$'000***	31 December 2004 (Audited) *HK$'000*
Less than 4 months	**204,383**	293,051
4 - 6 months	**11,723**	4,590
Over 6 months	**4,164**	8,381
	220,270	306,022

(9) Share capital

	Number of ordinary shares *'000*	**Nominal value** *HK$'000*
Issued and fully paid:		
Ordinary shares of HK$0.10 each		
At 1 January 2005	1,000,584	100,058
Newly issued during period	2,522	253
At 30 June 2005	1,003,106	100,311

(10) Dividends

	Six months ended 30 June	
	2005	2004
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Dividends for equity holders of the Company:		
Final dividends paid	**105,326**	75,044
Interim dividends declared	**29,090**	27,016
	134,416	102,060

(11) Post balance sheet events

Subsequent to the balance sheet date, several directors of the Company had exercised their share options to subscribe for 25,000,000 shares of the Company on 27 July 2005.

INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend of 2.90 HK cents (2004: 2.70 HK cents) per share for the six months ended 30 June 2005 to shareholders whose names appear on the register of members of the Company as at the close of business on Friday, 23 September 2005. The interim dividend is expected to be paid to shareholders by post on or around Wednesday, 28 September 2005.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Wednesday, 21 September 2005 to Friday, 23 September 2005, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Tuesday, 20 September 2005.

REVIEW OF OPERATIONS

In the first half of the fiscal year, markets in which the Group had operations were relatively stable. Even China Government's austerity was in force but the economic development in the Mainland still had an impressive growth. Retail sentiment there was rather resilient. On top of keeping the growth of sales in a double-digit, the Management also managed to have improvement in the operational margin. In Australia, retail market became sluggish in the second quarter; Jeanswest operations there still had a mild increase in turnover. The export operations were affected by the uncertainties arising from the threats of European countries and US to limit textile goods from China. Thanks to the Management adhered to the strategy of focusing on the development of retail business and holding the expansion of manufacturing and export operations for years including the investment in adding production facilities in the Mainland. Therefore excess production capacity was not an issue and the impact from the under-performance of our export operations was mitigated as it accounted for less than 30% of the Group's turnover.



The joint ventures of Quiksilver Glorious Sun and GSit streamed ahead smoothly according to their respective plans. The brand recognition of Quiksilver and Roxy escalated strongly in the Mainland and Hong Kong. The popularity of those brands under GSit also enhanced remarkably.

In the period under review, the Group's financial position was sound and solid. As at 30 June 2005, net cash in hand amounted to HK$1,077,973,000 (2004: HK$962,629,000). Inventory was kept at healthy level. Inventory turnover days reduced to 49 days representing an improvement of 3 days from 52 days in the same period of previous year.

For the first half of the year, the Group's unaudited consolidated accounts showed the net profit attributable to shareholders amounting to HK$112,827,000 (2004: HK$101,685,000) on a turnover of HK$1,762,520,000 (2004: HK$1,705,386,000) representing increases of 10.96% and 3.35% respectively when compared with the same period of last year.

1. **Retail Operations**

The Group's retail operations in the Mainland were focused at the Jeanswest brand. In the first half of the year, the turnover of Jeanswest amounted to HK$799,821,000 (2004: HK$697,325,000) showing an increase of 14.70% when compared with the same period of last year.

In the period under review, the weather conditions in the Mainland were a bit abnormal. Replenishment backup had to be reinforced to minimize the adverse impact from lower than usual temperature and frequently heavy raining that dismayed shopping mood. Double-digit increase in sales and improvement in operating margin were achieved in a very competitive environment. It was attributed to our product design became more trendy commencing from the second quarter and the production lead-time had been successfully reduced to improve our versatility to weather through the ever-changing market conditions.

In the period under review, the economy of Australia slowed down due to the fading out of the effect from economic stimulus introduced by the Government in last year. Retail market was affected accordingly. Management endeavored in brand building and promotion. A mild increase of 4.01% in sales was registered when compared with the relatively high record of last year.

As at 30 June 2005, the total number of shops in the Group's network including Quiksilver Glorious Sun and GSit was 1,386 (2004: 1,098). There were 1,071 Jeanswest shops in the Mainland (2004: 860 shops) out of which 576 were directly managed stores (2004: 547 stores). In Australia, Jeanswest network comprised 186 stores (2004: 181 stores) out of which 6 were franchised stores. During the period, the total turnover of Jeanswest amounted to HK$1,177,709,000 (2004: HK$1,060,642,000) showing an increase of 11.04% when compared with the same period of previous year. This accounted for 66.82% of the Group's total turnover.

GSit's network in China comprised 118 stores (2004: 52 stores) including 14 stores in Taiwan. Three flagship stores had been opened in Beijing and Shanghai. Each had salable area exceeding 20,000 sq. ft. The turnover of GSit increased more than double when compared with the same period of previous year. Quiksilver Glorious Sun rolled out its expansion seamlessly. At the end of June, the number of Quiksilver shops increased to 11 shops (2004: 5 shops) out of which 4 stores in the Mainland and 7 stores in Hong Kong. Brand recognition of Quiksilver and Roxy escalated especially encouragingly in Hong Kong. Turnover was much higher than the Management's expectation.



2. Export Business

In the period under review, the retail sentiment in North America was quite buoyant. However, pricing pressure was still prevailing. Textile goods exporters in China had to deal with the possibility of export volume control re-imposed by European countries and US. In order to enhance the competitiveness, the Management scaled down part of our oversea production facilities. The number of factories in Indonesia was reduced from 4 to 1 while the production plants in the Philippines were consolidated from 2 to 1.

For the first half of the year end as at 30 June 2005, the total export turnover was HK$525,185,000 (2004: HK$562,775,000) representing a drop of 6.68% when compared with the same period of last year. Its share in the Group's total turnover was reduced to 29.80%.

3. Financial Position

The Group's financial position kept improving during the period under review. Net cash in hand and inventory were both maintained at healthy level.

In the period, the Group entered into foreign currency forward contracts to mainly hedge its currency risks in Australian dollars. The Group's contingent liabilities mainly comprised export bills discounted with recourse. As at 30 June 2005, the said contingent liabilities were HK$45,099,000 (2004: HK$19,947,000).

4. Human Resources

As at 30 June 2005, the Group's total number of employees was about 31,000. The Group offers a competitive remuneration package to its employees. In addition, incentives are given to employees based on the Group's performance and individual performance.

PROSPECTS

Looking forward to the remaining half year, the up-trend of US dollars interest rate is expected to reach its top. Although crude oil price does not ease from the present high level, it may not materially slow down the global economy. RMB appreciation has commenced but we expect the process to be very gradual and measured to such an extent that economic development will not be impaired. It is the market consensus that in the year of 2005, China GDP growth will be around 8 to 9%. We are optimistic about the retail market there. The Management as usual will focus on developing retail operations especially in the Mainland. Jeanswest will be more aggressive in enlarging its market share and more actively in sponsoring those youth activities and competitions such as the national casual wear design competition – Jeanswest Cup, the Jeanswest National Sports Master Competition and the 1st Jeanswest All-China Hope School Singing & Reading Competition to enhance the brand image. In Australia, the Management believes our operations there will perform better in the second half of the year as the local economy is expected to be stable and slightly upbeat. The brand recognition of Quiksilver Glorious Sun after a series of promotions has been uplifted especially after the event of "Quiksilver – Great Wall of China Jump" held in July. The Quiksilver sponsored Danny Way's Great Wall Jump was not only an eye-catching international event with massive local and worldwide coverage, but also a popular and exciting topic among the youth in China. By the end of the year, most of the products of the Quiksilver Glorious Sun are expected to be manufactured in the China Mainland. Not only profit margin can be improved, break-even may become sooner. GSit progresses smoothly. More stores will be opened in the second tier cities by Jeanswest in the capacity as the licensee of GSit venture. According to the present trend, GSit can be expected to reach the break-even point at the end of the year.

The trade dispute between China and US especially in the textile volume are expected to be settled in the second half of the year. If such the case, a lot of uncertainties will be removed to enable the Management in a position to refine its strategy in manufacturing and export business.



BOARD OF DIRECTORS

Executive

Mr. Charles Yeung, SBS, JP *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, JP
Ms. Cheung Wai Yee
Mr. Chan Wing Kan, Archie
Mr. Teo Heng Kee, Peter

Independent non-executive

Mr. Wong Man Kong, Peter, BBS, JP
Mr. Lau Hon Chuen, Ambrose, GBS, JP
Mr. Chung Shui Ming, Timpson, GBS, JP

Non-executive

Mr. Lam Lee G.

COMPANY SECRETARY

Mr. Chan Wing Kan, Archie

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SECURITIES

As at 30 June 2005, the interests or short positions of the Directors in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register kept by the Company under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:-

Name of director	Capacity	No. of shares held Long Position	Short Position	Total	Percentage of shareholding (%)
Mr. Charles Yeung, SBS, JP	Interest of controlled corporations	622,144,000	6,600,000	628,744,000 [1]	62.680
Mr. Yeung Chun Fan	(i) Interest of controlled corporations	622,144,000	6,600,000	635,474,000 [1] & [3]	63.351
	(ii) Interest of spouse	6,730,000	-		
Mr. Yeung Chun Ho	Interest of a controlled corporation	32,430,000	-	32,430,000 [2]	3.233
Mr. Pau Sze Kee, Jackson	Beneficial owner	9,370,000	-	9,370,000	0.934
Mr. Hui Chung Shing, Herman, JP	Beneficial owner	6,250,000	-	6,250,000	0.623
Ms. Cheung Wai Yee	(i) Beneficial owner	6,730,000	-	635,474,000 [1] & [3]	63.351
	(ii) Interest of spouse	622,144,000	6,600,000		
Mr. Lau Hon Chuen, Ambrose, GBS, JP	Beneficial owner	956,000	-	956,000	0.095



Notes:

1. 394,954,000 shares (of which interests in 6,600,000 shares are short position) were held by Glorious Sun Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Mr. Charles Yeung, JP and as to 48.066% by Mr. Yeung Chun Fan), 233,540,000 shares were held by Advancetex Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Mr. Charles Yeung, JP and as to 48.066% by Mr. Yeung Chun Fan) and 250,000 shares were held by G. S. Financial Investment Company Limited (the entire issued voting share capital of which was held as to 50% by each of Mr. Charles Yeung, JP and Mr. Yeung Chun Fan).

2. 32,430,000 shares were held by Unicom Consultants Limited, a company wholly owned by Mr. Yeung Chun Ho.

3. Ms. Cheung Wai Yee is the spouse of Mr. Yeung Chun Fan. 6,730,000 shares related to the same block of shares held by Ms. Cheung Wai Yee and 628,744,000 shares related to the same block of shares held by three companies controlled by Mr. Yeung Chun Fan.

4. Details of the interests of Directors of the Company in the underlying shares in respect of options granted to them pursuant to the share option scheme adopted by the Company are stated in the section headed "Share Option Scheme" below.

Save as disclosed above, as at 30 June 2005, none of the Directors of the Company had any interests or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations, within the meaning of Divisions 7 and 8 of Part XV of the SFO, as recorded in the register kept by the Company under section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SHARE OPTION SCHEME

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include the executive directors and other full-time employees of the Group. The Scheme became effective on 2 September 1996 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue at any time. As at 30 June 2005, the number of shares issuable under share options granted under the Scheme was 73,542,000, which represented approximately 7.331% of the Company's shares in issue as at that date. The maximum number of shares issuable under share options to each eligible participant in the Scheme is limited to 2.5% of the shares of the Company in issue at any time.

The offer of a grant of share options may be accepted within 28 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the Directors, and commences after a certain vesting period and ends on a date which is not later than 10 years from the date of the offer of the share options.

The subscription price of the share options is determinable by the Directors, but may not be less than the higher of (i) 80% of the average closing price of the ordinary shares of the Company on the Stock Exchange for the five trading days immediately preceding the date of the offer; and (ii) the nominal value of the ordinary shares of the Company.



The following share options granted under the Scheme were outstanding during the period:

Name or category of participant	As at 1 January 2005 '000	Exercised '000	Lapsed '000	Cancelled '000	As at 30 June 2005 '000	Date of grant *	Subscription Price ** HK$	Exercise period
	Number of shares subject to options	During the period				Share options		
Directors								
Yeung Chun Fan	5,940	-	-	-	5,940	31/10/1997	1.800	31/10/1997 to 30/10/2007
Yeung Chun Ho	10,000	-	-	-	10,000	31/10/1997	1.800	31/10/1997 to 30/10/2007
Pau Sze Kee, Jackson	2,962	-	-	-	2,962	30/08/1997	2.564	16/09/1997 to 29/08/2007
	7,000	-	-	-	7,000	31/10/1997	1.800	31/10/1997 to 30/10/2007
Hui Chung Shing, Herman, JP	10,000	-	-	-	10,000	31/10/1997	1.800	31/10/1997 to 30/10/2007
Cheung Wai Yee	2,404	-	-	-	2,404	30/08/1997	2.564	16/09/1997 to 29/08/2007
	7,494	-	-	-	7,494	31/10/1997	1.800	31/10/1997 to 30/10/2007
	45,800	-	-	-	45,800			
Other employees in aggregate	10,450	(2,250)	-	-	8,200	16/06/1997	2.876	15/06/2000 to 14/06/2007
	13,188	(272)	(30)	-	12,886	30/08/1997	2.564	16/09/1997 to 29/08/2007
	6,656	-	-	-	6,656	31/10/1997	1.800	31/10/1997 to 30/10/2007
	76,094	(2,522)	(30)	-	73,542			



No theoretical value of share options is disclosed as no share options were granted during the period.

* The vesting period of the share options is from the date of the grant until the commencement of the exercise period.

** The subscription price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time when the options are exercised, and no charge is recorded in the income statement or balance sheet for their cost. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional issued share capital at the nominal value of the shares, and the excess of the subscription price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date are deleted from the register of outstanding options.



SUBSTANTIAL SHAREHOLDERS

As at 30 June 2005, the register kept by the Company under section 336 of the SFO showed that the following shareholders (other than Directors of the Company) had disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of SFO an interest or a short position in the shares or underlying shares of the Company:

Name of shareholder	Capacity	Number of shares held Long Position	Short Position	Total	Percentage of issued share capital (%)
Glorious Sun Holdings (BVI) Limited	Beneficial owner	388,354,000	6,600,000	394,954,000	39.373
Advancetex Holdings (BVI) Limited	Beneficial owner	233,540,000	-	233,540,000	23.282

Save as disclosed above, no other parties (other than Directors of the Company) disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of SFO or were recorded in the register kept by the Company under section 336 of the SFO as having an interest or a short position in the shares or underlying shares of the Company as at 30 June 2005.

CORPORATE GOVERNANCE

The Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2005, with deviation from code provision A.4.2 of the Code in respect of rotation of directors.

Under the code provision A.4.2, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

However, in accordance with bye-law 110(A) of the Bye-laws of the Company, Mr. Charles Yeung, the Chairman of the Board of Directors of the Company (the "Board"), shall not be subject to retirement by rotation. The Board considered that due to the fact that Mr. Charles Yeung is the founder of the Group, he is eligible for being the Chairman of the Board during his lifetime and need not be subject to retirement by rotation.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as the code of conduct regarding securities transactions by the Directors. Having made specific enquiry of all Directors, the Company confirmed that during the six months ended 30 June 2005, all Directors have complied with the required standard set out in the Model Code.

AUDIT COMMITTEE

The Company's audit committee is composed of three independent non-executive Directors of the Company, Mr. Wong Man Kong, Peter, JP, Mr. Lau Hon Chuen, Ambrose, JP and Mr. Chung Shui Ming, Timpson, JP. The audit committee has reviewed the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the interim report of the Company for the six months ended 30 June 2005.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2005.

By Order of the Board
Charles Yeung, JP
Chairman

Hong Kong, 1 September 2005








Royal
flowers



惟根據本公司的公司細則第110(A)條，本公司之董事局(「董事局」)主席楊釗先生將毋需輪值退任。董事局認為楊釗先生乃本集團之始創人，按此其乃具資格終身出任董事局主席一職並毋需輪值退任。

董事進行證券交易之標準守則

本公司已採納標準守則作為有關董事進行證券交易之操守準則。經向全體董事作出指定查詢後，本公司確認，全體董事於截至二零零五年六月三十日止已遵守標準守則內所載的所須標準。

審核委員會

本公司之審核委員會由本公司之獨立非執行董事王敏剛太平紳士、劉漢銓太平紳士及鍾瑞明太平紳士組成。審核委員會已審閱本集團所採納之會計原則及慣例，並已商討有關內部控制及財務報告事宜，包括審閱本公司截至二零零五年六月三十日止六個月之中期業績報告。

購買、出售或贖回本公司之上市證券

於截至二零零五年六月三十日止六個月內，本集團概無購買、出售或贖回本公司之上市證券。

承董事局命
楊　釗太平紳士
董事長

香港，二零零五年九月一日

主要股東

於二零零五年六月三十日，根據證券及期貨條例第XV部第2及3分部條文已向本公司披露，或本公司按證券及期貨條例第三百三十六條所置存之登記冊內所載，下列主要股東(本公司董事除外)擁有本公司股份或相關股份之權益或淡倉：

股東名稱	身份	所持股份數目 好倉	淡倉	總數	佔已發行股本百分比 (%)
Glorious Sun Holdings (BVI) Limited	實益擁有人	388,354,000	6,600,000	394,954,000	39.373
Advancetex Holdings (BVI) Limited	實益擁有人	233,540,000	–	233,540,000	23.282

除上文披露者外，於二零零五年六月三十日，概無其他人士(本公司董事除外)，根據證券及期貨條例第XV部第2及3分部條文向本公司披露，或本公司按證券及期貨條例第三百三十六條所置存之登記冊所載，擁有本公司股份或相關股份之權益或淡倉。

公司管治

本公司截至二零零五年六月三十日止六個月內一直遵守上市規則附錄14所載之企業管治常規守則(「守則」)。惟僅就守則條文A.4.2規定關於董事的重新選舉存有差異。

根據在守則條文A.4.2規定，每名董事(包括有指定任期的董事)應輪值退任，至少每三年一次。



由於期內並無授出任何購股權，故未有購股權預期價值披露。

*　購股權之歸屬期由授出日期起直至行使期開始為止。

**　購股權之認購價須就供股或發行紅股或本公司股本之其他類似變動而作出調整。

除非所授出之購股權獲行使，否則有關購股權之財務影響不會記錄於本公司或本集團之資產負債表，而有關購股權之成本亦不會於損益表或資產負債表內扣除。於購股權行使時，因此發行之股份乃由本公司按股份面值入賬列作額外股本，而每股認購價超逾股份面值之數額乃由本公司列入股份溢價賬。於行使日期前註銷之購股權將從尚未行使購股權登記冊內刪除。

截至二零零五年六月三十日止期間內根據計劃已授出而尚未行使之購股權如下：

參與者姓名或類別	購股權所涉及之股份數目：於二零零五年一月一日 千位	期內行使 千位	期內失效 千位	期內取消 千位	於二零零五年六月三十日 千位	購股權：授出日期*	認購價** 港幣元	行使期間
董事								
楊　勳先生	5,940	-	-	-	5,940	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
楊　浩先生	10,000	-	-	-	10,000	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
鮑仕基先生	2,962	-	-	-	2,962	一九九七年八月三十日	2.564	一九九七年九月十六日至二零零七年八月二十九日
	7,000	-	-	-	7,000	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
許宗盛太平紳士	10,000	-	-	-	10,000	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
張慧儀女士	2,404	-	-	-	2,404	一九九七年八月三十日	2.564	一九九七年九月十六日至二零零七年八月二十九日
	7,494	-	-	-	7,494	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
	45,800	-	-	-	45,800			
其他僱員總計	10,450	(2,250)	-	-	8,200	一九九七年六月十六日	2.876	二零零零年六月十五日至二零零七年六月十四日
	13,188	(272)	(30)	-	12,886	一九九七年八月三十日	2.564	一九九七年九月十六日至二零零七年八月二十九日
	6,656	-	-	-	6,656	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
	76,094	(2,522)	(30)	-	73,542			



購股權計劃

本公司採用之購股權計劃(「計劃」),旨在為對本集團業務成就作出貢獻之合資格參與者提供激勵及獎賞。計劃之合資格參與者包括本集團之執行董事及全職僱員。計劃於一九九六年九月二日生效,除非另行註銷或修訂,否則計劃將於該日起計十年內仍然有效。

根據計劃,現時可授出之尚未行使購股權數目最多可相等於其獲行使時佔本公司任何時間之已發行股份之10%。於二零零五年六月三十日,根據計劃已授出之購股權可發行之股份數目為73,542,000股,佔於該日之本公司已發行股份約7.331%。根據計劃向各參與者授出之購股權可發行之股份數目最多佔本公司任何時間之已發行股份之2.5%。

提呈授出之購股權可於提呈日期起計28日內接納,而獲授人須支付合共港幣1元之象徵式代價。所授出之購股權之行使期由董事局釐定,並由若干歸屬期後開始,而屆滿日期不得遲於提呈購股權日期起計十年。

購股權之認購價由董事局釐定,但不可低於下列兩者中之較高者:(i)本公司普通股於緊接提呈日期前五個交易日在聯交所之平均收市價之80%;及(ii)本公司普通股之面值。

註：

1. 394,954,000股股份（其中6,600,000股為淡倉）是由Glorious Sun Holdings (BVI) Limited持有（而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934%及48.066%）；233,540,000股股份由Advancetex Holdings (BVI) Limited持有（而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934%及48.066%）；250,000股股份由G. S. Financial Investment Company Limited持有（而其全部已發行投票股本則由楊釗太平紳士及楊勳先生各自持有50%）。

2. 32,430,000股股份是由Unicom Consultants Limited持有（該公司為楊浩先生全資擁有）。

3. 張慧儀女士為楊勳先生之配偶。6,730,000股股份實指同為張慧儀女士所持之權益；而628,744,000股股份實指同為楊勳先生控制之三間公司所持之股份。

4. 有關董事擁有本公司之相關股份之購股權（按本公司採納之購股權計劃而授出）權益詳情，載列於以下「購股權計劃」部份。

除上文披露外，於二零零五年六月三十日，根據本公司按證券及期貨條例第三百五十二條所置存之登記冊所載，本公司董事概無於本公司或其任何聯繫公司（按證券及期貨條例第XV部第7及第8分部界定）之股份、相關股份或債權中持有任何權益或淡倉；或根據標準守則必須知會本公司及聯交所之權益或淡倉。



董事於證券之權益及淡倉

於二零零五年六月三十日，根據本公司按證券及期貨條例(「證券及期貨條例」)第三百五十二條所置存之登記冊所載，本公司董事持有本公司或其任何聯繫公司(證券及期貨條例第XV部第7及第8分部界定)之股份、相關股份及債權之權益或淡倉；或根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)上市發行人董事進行證券交易的標準守則(「標準守則」)必須知會本公司及聯交所之權益或淡倉如下：

董事姓名	身份	所持股份數目 好倉	淡倉	總數	佔股權之百分比 (%)
楊　釗　銀紫荊星章、太平紳士	受控制公司之權益	622,144,000	6,600,000	628,744,000 [(1)]	62.680
楊　勳先生	(i) 受控制公司之權益	622,144,000	6,600,000	635,474,000 [(1)及(3)]	63.351
	(ii) 配偶權益	6,730,000	-		
楊　浩先生	受控制公司之權益	32,430,000	-	32,430,000 [(2)]	3.233
鮑仕基先生	實益擁有人	9,370,000	-	9,370,000	0.934
許宗盛太平紳士	實益擁有人	6,250,000	-	6,250,000	0.623
張慧儀女士	(i) 實益擁有人	6,730,000	-	635,474,000 [(1)及(3)]	63.351
	(ii) 配偶權益	622,144,000	6,600,000		
劉漢銓　金紫荊星章、太平紳士	實益擁有人	956,000	-	956,000	0.095



董事局

執行董事

楊　釗　銀紫荊星章、太平紳士　(*董事長*)
楊　勳先生　(*副董事長*)
楊　浩先生
鮑仕基先生
許宗盛太平紳士
張慧儀女士
陳永根先生
張興基先生

獨立非執行董事

王敏剛　銅紫荊星章、太平紳士
劉漢銓　金紫荊星章、太平紳士
鍾瑞明　金紫荊星章、太平紳士

非執行董事

林家禮先生

公司秘書

陳永根先生



業務展望

展望下半年情況，市場預期美元利率上升周期已近尾聲，石油價格或許會高企不下，但相信全球經濟發展不致因而大幅放緩。人民幣匯率已展開了升勢，但估計只會漸次緩升，故對中國內地經濟發展的沖擊應該不大；二零零五年中國經濟仍將有8%至9%的增長。因此中國內地零售市道的前景依然令人樂觀。管理層將繼續堅持貫徹以零售為核心業務，以中國內地市場為重點，繼續推廣品牌認知度，特別是贊助青少年活動及競賽，例如：全國服飾設計比賽－「真維斯杯」、「真維斯全國極限運動大師賽」和「真維斯全國希望小學歌詠大賽」等，以提升真維斯品牌的形象，並將以較進取的發展策略，擴大其所佔的市場份額。澳洲經濟情況雖難令人驚喜，但可望平穩向上，Jeanswest澳洲業務估計下半年應較上半年為佳。Quiksilver Glorious Sun的品牌認知度，透過一連串的推廣活動後，已有可觀的提升，特別是七月份時由Quiksilver贊助的「丹尼•威飛躍中國長城」，不但舉世矚目廣為世界及當地媒體所報導，更成為中國內地年輕人的熱門話題，對Quiksilver Glorious Sun品牌的形象大有裨益。管理層預計到年底時，大部份Quiksilver Glorious Sun的商品應可以開始在中國生產，屆時利潤將進一步提升，使能較早達到收支平衡。GSit業務發展順利，而真維斯將繼續以GSit的特許經營商身份在中國內地二線城市開店。按現時的走勢，年底時GSit將可達到收支平衡。

中、美貿易爭拗，特別有關成衣出口數量方面，希望雙方在近期能達成協議，若能如此，出口業務的不明確因素或可以消減。這對下半年的出口業務將會有更穩定的作用。

(二) 出口業務

在回顧期內，北美零售市道依然興旺，但出口單價壓力仍在；中國紡織品出口量，繼續要面對將受歐美國家重設限制的變數。期間管理層為加強競爭力，將部份的海外生產基地整編：集團在印尼的工廠，已從4間收縮為1間，在菲律賓的工廠亦從2間精簡為1間。

截至二零零五年六月三十日止的上半年度，出口總額錄得525,185,000港元(二零零四年：562,775,000港元)，與去年同期相比下跌6.68%，佔集團總營業額29.80%。

(三) 財務狀況

本集團的財務狀況日益健康。正如前文所述，淨現金額及存貨水平均於本回顧期內繼續趨向更好方面發展。

在回顧期內，本集團有訂立外匯期貨合約，主要用以穩定澳元收入之匯兌風險。至於本集團的或然負債以貼現可追溯之出口票據為主，於二零零五年六月三十日，該項或然負債是45,099,000港元(二零零四年：19,947,000港元)。

(四) 人力資源

於二零零五年六月三十日，本集團之僱員總數約31,000人。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現給予適當獎勵。



期內澳洲市況，因去年政府退稅等刺激經濟措施的效應已漸次消失，經濟增長活力減弱，致零售市道受到一定影響。管理層繼續加大品牌形象的投資及推廣的力度，故銷售額仍有正增長。但因去年相比基數較高，故只錄得4.01%的增幅。

於二零零五年六月三十日，集團零售網絡包括Quiksilver Glorious Sun及GSit共有店舖1,386間（二零零四年：1,098間），其中真維斯在中國內地有店舖1,071間（二零零四年：860間），內含576間直接經營店（二零零四年：547間）。在澳洲Jeanswest有店舖186間（二零零四年：181間），其中包括6間特約經銷店。期內真維斯/Jeanswest營業額合共錄得1,177,709,000港元（二零零四年：1,060,642,000港元），對比去年同期上升了11.04%，佔集團總銷售額的66.82%。

GSit在中國有店舖118間（二零零四年：52間），包括在台灣有14間，其中在上海和北京的3間旗艦店，每間銷售面積均超過二萬平方尺。GSit營業額相比去年同期升逾一倍。Quiksilver Glorious Sun的業務開拓順利，六月底時在中國內地有店舖4間，在香港更增至7間，合共11間（二零零四年：5間）。Quiksilver及Roxy品牌認知度正不繼提升，在香港受歡迎程度，更令人鼓舞，銷售額比預期有大幅度的增長。

Quiksilver Glorious Sun及GSit這兩家合營公司的業務發展順利，均能按計劃進行。Quiksilver及Roxy品牌的認知度在香港已受年青消費者確認，成為非常火熱的服裝；而在中國內地亦繼續上升。GSit品牌在中國內地受歡迎亦達到可喜的程度。

期內集團財政狀況十分良好，於二零零五年六月三十日，集團手上淨現金增至1,077,973,000港元(二零零四年：962,629,000港元)。存貨亦維持在健康水平，存貨可供銷售日為49天，較去年同期的52天，改善了3天。

據未經審核的合併財務報表，截至二零零五年六月三十日止的上半年度，營業額錄得1,762,520,000港元(二零零四年：1,705,386,000港元)，而股東應佔純利達112,827,000港元(二零零四年：101,685,000港元)，與去年同期相比分別上升3.35%及10.96%。

(一) 零售業務

集團在中國零售業務，仍以真維斯品牌為主。在回顧的上半年度，真維斯在中國內地的銷售額錄得799,821,000港元(二零零四年：697,325,000港元)，與去年同期相比增長14.70%。

期間中國內地天氣變化多端，冷、熱異常，大雨連日，影響消費者購物情緒；為此管理層特別加強後勤補、換貨的工作，以順應天氣變化。自第二季起，真維斯產品的設計更加趨時，縮短了供貨週期所需時間，加強了對市場變化的適應能力。競爭雖日益激烈，營業額仍保持雙位數的升幅，營運溢利率相對去年同期亦得以提升。



中期股息

董事局議決派發截至二零零五年六月三十日止六個月中期股息每股2.90港仙（二零零四年：2.70港仙）予二零零五年九月二十三日（星期五）營業時間結束時名列本公司股東名冊之股東。中期股息之付款支票預期將約於二零零五年九月二十八日（星期三）郵寄予各股東。

暫停辦理股份過戶登記

本公司將由二零零五年九月二十一日（星期三）至二零零五年九月二十三日（星期五）止（首尾兩天包括在內）暫停辦理股份過戶登記手續。為獲派發上述中期股息，所有股份過戶文件連同有關股票必須於二零零五年九月二十日（星期二）下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司（本公司在香港之股份過戶登記處）登記。

業務回顧

二零零五年的上半年度，集團業務所在的市場情況大體平穩。中國宏觀經濟調控雖然持續，但經濟發展仍有可觀的增長，零售市道暢順。真維斯在中國內地零售額持續有雙位數的升幅，營運溢利率更有所提升。澳洲整體零售市道在第二季起表現較為平淡，但集團在當地零售業務銷售額，仍獲輕微增長。期內中國成衣出口量，正面臨再受歐、美等國家限制，加上出口單價依然受壓，對集團出口業務帶來一定困擾。幸管理層於過去數年早已把零售作為核心業務並且大力發展，另一方面則嚴厲控制在出口、成衣製造業務上的投資，擱置擴大中國內地生產計劃，因而沒有出現生產過剩的問題，加上出口業務佔集團的總營業額已漸次降至不足30%，故對整體業績影響不大。

(10) 股息

	截至六月三十日止六個月	
	二零零五年	二零零四年
	(未經審核)	(未經審核)
	港幣千元	*港幣千元*
派發股息予本公司股權持有人：		
已派發末期股息	**105,326**	75,044
擬派發中期股息	**29,090**	27,016
	134,416	102,060

(11) 結算日後事項

於結算日後，本公司若干董事在二零零五年七月二十七日行使其購股權，認購本公司25,000,000股股份。



(8) 應付賬款及票據

應付賬款及票據包括應付貿易賬款共220,270,000港元（二零零四年十二月三十一日：306,022,000港元）。

下列為應付貿易賬款之賬齡分析：

	二零零五年六月三十日（未經審核）*港幣千元*	二零零四年十二月三十一日（經審核）*港幣千元*
少於四個月	**204,383**	293,051
四至六個月	**11,723**	4,590
超過六個月	**4,164**	8,381
	220,270	306,022

(9) 股本

	普通股股數 *千位*	面值 *港幣千元*
已發行及繳足股本： 每股面值0.10港元之普通股		
於二零零五年一月一日	1,000,584	100,058
期內新發行	2,522	253
於二零零五年六月三十日	1,003,106	100,311

(6) **每股盈利** *(續)*

(b) *每股攤薄盈利*

每股攤薄盈利乃根據截至二零零五年六月三十日止六個月之本公司股權持有人應佔溢利112,827,000港元(二零零四年：101,685,000港元)計算。計算所用之普通股加權平均股數乃按照計算每股基本盈利時所用之期內已發行普通股之加權平均數1,002,056,000股(二零零四年：1,000,584,000股)，與假設期內所有購股權被行使而無償發行的普通股加權平均數18,433,234股(二零零四年：14,609,068股)之總和。

(7) **應收賬款及票據**

應收賬款及票據包括已扣除減值準備後的應收貿易賬款共172,303,000港元(二零零四年十二月三十一日：148,958,000港元)及應收票據70,748,000港元(二零零四年十二月三十一日：127,919,000港元)。於結算日應收票據的賬齡少於四個月。

下列為應收貿易賬款之賬齡分析：

	二零零五年 六月三十日 (未經審核) *港幣千元*	二零零四年 十二月三十一日 (經審核) *港幣千元*
少於四個月	**161,087**	136,485
四至六個月	**9,293**	9,980
超過六個月	**1,923**	2,493
	172,303	148,958

本集團給予貿易客戶之賒賬期平均為45天。



(5) 所得税

香港利得税乃根據本期間源自香港之估計應課税溢利按税率17.5%(二零零四年:17.5%)作出撥備。其他地區之所得税則根據本集團經營業務所在國家之現有法律、詮釋及常規,按其現行税率計算。

	截至六月三十日止六個月	
	二零零五年	二零零四年
		(重新列示)
	(未經審核)	(未經審核)
	港幣千元	*港幣千元*
本期-香港	**5,487**	8,174
本期-其他地區	**23,434**	26,290
遞延	**969**	(584)
	29,890	33,880

聯營公司應佔税項為6,895,000港元(二零零四年:8,481,000港元),已計入本簡明合併損益表應佔聯營公司除税後業績內。

(6) 每股盈利

(a) *每股基本盈利*

每股基本盈利乃根據截至二零零五年六月三十日止六個月之本公司股權持有人應佔溢利112,827,000港元(二零零四年:101,685,000港元)及期內已發行普通股之加權平均數1,002,056,000股(二零零四年:1,000,584,000股)計算。



(3) **分類資料** *(續)*

(b) *地區分類*

	截至二零零五年六月三十日止六個月(未經審核)						
	中國內地	香港	美國	澳洲及紐西蘭	加拿大	其他	合併
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
分類收入：							
向外間顧客銷貨	**815,115**	**50,693**	**419,037**	**394,691**	**40,727**	**42,257**	**1,762,520**

	截至二零零四年六月三十日止六個月(未經審核)						
	中國內地	香港	美國	澳洲及紐西蘭	加拿大	其他	合併
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
分類收入：							
向外間顧客銷貨	711,662	79,131	468,165	366,757	37,319	42,352	1,705,386

(4) **經營業務溢利**

本集團經營業務溢利已扣除／(計入)下列各項：—

	截至六月三十日止六個月	
	二零零五年 (未經審核) *港幣千元*	二零零四年 (未經審核) *港幣千元*
折舊及攤銷	**61,164**	53,675
利息收入	**(11,509)**	(4,681)

(3) 分類資料

(a) 業務分類

	截至六月三十日止六個月							
	零售業務		出口業務		其他業務		合併	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
		(重新列示)		(重新列示)		(重新列示)		(重新列示)
	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分類收入：								
向外間顧客銷貨	**1,177,709**	1,060,642	**525,185**	562,775	**59,626**	81,969	**1,762,520**	1,705,386
其它收入及收益	**12,832**	11,196	**16,356**	14,141	**21,587**	7,982	**50,775**	33,319
總收入	**1,190,541**	1,071,838	**541,541**	576,916	**81,213**	89,951	**1,813,295**	1,738,705
分類業績	**106,063**	93,506	**32,852**	51,884	**7,539**	21,630	**146,454**	167,020
利息收入及未分配盈利							**12,507**	5,225
未分配費用							**(12,618)**	(16,314)
經營業務溢利							**146,343**	155,931
融資成本							**(4,241)**	(9,570)
應佔除稅後業績：								
共同控制公司	-	-	**(170)**	330	**174**	87	**4**	417
聯營公司	**(6,619)**	-	**30,001**	22,960	-	-	**23,382**	22,960
除稅前溢利							**165,488**	169,738
所得稅							**(29,890)**	(33,880)
期內溢利							**135,598**	135,858







(2) **新訂／修訂之香港財務報告準則及香港會計準則之影響** *(續)*

本集團根據香港財務報告準則3的過渡性條文，將於二零零五年一月一日的累計攤銷連同相關的商譽成本，及不予確認負商譽賬面值(包括在合併資本儲備內之剩餘金額)與滾存溢利進行對銷。以前已沖銷合併資本儲備的商譽保持不變，在出售全部或部份業務，或當現金產生單位出現減值時，其相應的商譽無需反映在損益表內。

此會計政策之改變對簡明合併損益表及滾存溢利並無影響。根據香港財務報告準則3的過渡條文，有關合併資產負債表的比較金額沒有重新列示。

(d) 採納香港會計準則40導致有關投資物業的會計政策發生變動。以往年度，投資物業公平價值之變動計入投資物業重估儲備內。若按投資組合計算，其儲備總額不足以彌補重估虧損，差額於損益賬中扣除。其後重估盈餘仍直接反映在損益表賬中，直至完全抵銷以往計入損益表內的虧損為止。

根據香港會計準則40，投資物業因公平價值變動所產生之盈餘及虧損將直接計入發生年度之損益表。任何因退癈或出售投資物業而產生之盈餘及虧損將於出售年度撥入損益表內計算。

此會計政策之變動對本簡明合併損益表及滾存溢利並無影響，因本集團之投資物業總計重估為虧損，並已計入往年之損益表內。



(2) **新訂／修訂之香港財務報告準則及香港會計準則之影響** *(續)*

除下述外，採納新訂／修訂之香港財務報告準則及香港會計準則，對本集團的會計政策及本集團簡明合併財務報表的計算方法並無重大影響：—

(a) 採納香港會計準則1已影響少數股東權益、應佔共同控制公司及聯營公司除税後業績之呈報及其他披露。

(b) 採納香港會計準則17導致有關租賃土地之會計政策發生變動。在以往，租賃土地及樓宇乃按估值減累積折舊列賬。根據香港會計準則17之規定，凡土地及樓宇之租約，應在租約開始時參照租賃中土地租賃權益與樓宇租賃權益之相對公平價值，按比例分為土地租賃與樓宇租賃兩部份。就租賃土地及土地使用權支付之首筆預付款按成本列賬並於租賃期內攤銷或若出現減值則減值自損益表內支出，而租賃樓宇則按估值減累積折舊列賬。

此會計政策之改變對簡明合併損益表及滾存溢利並無重大影響。截至二零零四年十二月三十一日止年度簡明合併資產負債表的比較數字已重新分類及列示租賃土地。

(c) 採納香港財務報告準則3及香港會計準則36導致有關收購產生之商譽處理的會計政策發生變動。在二零零一年一月一日之前收購產生之商譽於收購年度與合併儲備對銷。於二零零一年一月一日及以後收購產生之商譽已資本化及按其預計可使用年期以直線法攤銷，並在有跡象顯示出現減值進行減值評估。採納香港財務報告準則3及香港會計準則36後，收購產生之正商譽已停止攤銷，但會每年度進行減值評估。先前已確認之商譽減值損失不會撥回。收購產生之負商譽會即時反映於損益表內。

(2) 新訂／修訂之香港財務報告準則及香港會計準則之影響

香港會計師公會已頒佈一系列新香港財務報告準則和香港會計準則及詮釋，並於二零零五年一月一日或以後開始的會計期間生效。本集團已採納了於二零零五年六月三十日前已頒佈而又與本集團業務及本中期財務報表有關之下列香港財務報告準則及香港會計準則。

香港會計準則1	財務報表之呈列
香港會計準則2	存貨
香港會計準則7	現金流量表
香港會計準則8	會計政策、會計估計的變動及差錯
香港會計準則10	結算日後事項
香港會計準則12	所得稅
香港會計準則14	業務分類報告
香港會計準則16	物業、廠房及設備
香港會計準則17	租賃
香港會計準則18	收入
香港會計準則19	僱員福利
香港會計準則21	外幣匯率變動的影響
香港會計準則23	借款費用
香港會計準則24	關連人仕的披露
香港會計準則27	綜合及獨立財務報表
香港會計準則28	投資聯營公司
香港會計準則32	財務工具：披露及呈列
香港會計準則33	每股盈利
香港會計準則34	中期財務報告
香港會計準則36	資產減值
香港會計準則37	撥備，或有負債及或有資產
香港會計準則38	無形資產
香港會計準則39	財務工具：確認及計量
香港會計準則40	投資物業
香港財務報告準則2	以股份為基礎的支出
香港財務報告準則3	商業合併
國際會計準則委員會詮釋21	所得稅－無折舊資產的重估價值回收
香港會計師公會詮釋4	租賃－以租賃期限量度香港土地租賃



簡明合併財務報表附註

(1) 主要會計政策及編製基準

本簡明中期合併財務報表乃按照香港會計師公會頒佈之香港會計準則(「香港會計準則」)34:「中期財務報告」和其他相關香港會計準則及詮釋，香港財務報告準則(「香港財務報告準則」)，及香港聯合交易所有限公司證券上市條例(「上市條例」)附錄16之披露規定而編製。

截至二零零五年六月三十日止六個月的中期合併財務報表為未經審核，惟已由本公司的審核委員會審閱。

除下文附註(2)披露最新採用之香港財務報告準則及香港會計準則外，編制本中期財務報表採用之會計政策及編製基準與編製截至二零零四年十二月三十一日止年度之已審核財務報表所採用之政策及方法一致。





簡明合併權益變動表

	附註	截至六月三十日止六個月 二零零五年 (未經審核) *港幣千元*	 二零零四年 (重新列示) (未經審核) *港幣千元*
於一月一日之股東權益總額		**1,622,950**	1,526,531
直接反映在期內權益之淨收益：			
換算海外公司財務報表之匯兌差異		**2,139**	(2,180)
可出售財務資產公平價值之變動		**893**	–
		3,032	(2,180)
期內溢利		**135,598**	135,858
期內已確認總收入及支出		**138,630**	133,678
支付予本公司股權持有人之股息	*(10)*	**(105,326)**	(75,044)
支付予附屬公司少數股東之股息		**(356)**	–
僱員購股權計劃		**7,160**	–
於六月三十日之股東權益總額		**1,663,058**	1,585,165
期內已確認總收入及支出屬於：			
本公司股權持有人		**114,916**	97,751
少數股東權益		**23,714**	35,927
		138,630	133,678



簡明合併現金流量表

	截至六月三十日止六個月	
	二零零五年	二零零四年
	(未經審核)	(未經審核)
	港幣千元	*港幣千元*
經營活動現金流入淨額	**185,813**	187,325
投資活動現金流出淨額	**(133,018)**	(68,830)
融資活動現金流出淨額	**(129,052)**	(92,756)
現金及現金等額之淨增加／(減少)	**(76,257)**	25,739
於一月一日之現金及現金等額	**1,239,238**	1,111,431
外幣兌換率變動之淨影響	**(494)**	(2,370)
於六月三十日之現金及現金等額	**1,162,487**	1,134,800
現金及現金等額結存分析		
現金及銀行結存	**1,185,131**	1,144,512
銀行透支	**(22,644)**	(9,712)
	1,162,487	1,134,800

簡明合併資產負債表 *(續)*

	附註	二零零五年 六月三十日 (未經審核) 港幣千元	二零零四年 十二月三十一日 (重新列示) (未經審核) 港幣千元
流動資產淨值		**893,323**	939,468
總資產減流動負債		**1,683,351**	1,658,468
非流動負債			
計息銀行貸款		**9,118**	23,017
少數股東長期貸款		**9,400**	9,400
應付融資租賃款		**1,288**	2,044
遞延稅項負債		**487**	1,057
		20,293	35,518
		1,663,058	1,622,950
股本及儲備			
本公司股權持有人應佔之權益			
已發行股本	*(9)*	**100,311**	100,058
儲備		**1,360,409**	1,267,941
擬派股息		**29,090**	105,061
		1,489,810	1,473,060
少數股東權益		**173,248**	149,890
		1,663,058	1,622,950



簡明合併資產負債表

	附註	二零零五年 六月三十日 (未經審核) 港幣千元	二零零四年 十二月三十一日 (重新列示) (未經審核) 港幣千元
非流動資產			
物業、機器及設備		**499,868**	488,626
投資物業		**1,900**	1,900
土地租金		**29,838**	30,340
應佔共同控制公司權益		**28,577**	28,336
應佔聯營公司權益		**210,371**	157,911
可出售財務資產		**9,100**	-
遞延稅項資產		**10,374**	11,887
		790,028	719,000
流動資產			
存貨		**476,267**	563,206
應收賬款及票據	(7)	**243,051**	276,877
預付款、按金及其他應收賬款		**185,592**	184,665
關連公司欠款		**2,966**	14,977
已抵押銀行存款		**21,784**	21,784
現金及銀行結餘		**1,185,131**	1,251,865
		2,114,791	2,313,374
流動負債			
應付賬款及票據	(8)	**267,343**	382,689
應付稅款		**199,341**	206,026
其他應付賬款及應付費用		**636,248**	659,151
計息銀行貸款及其他借款		**118,536**	126,040
		1,221,468	1,373,906




JEANSWEST

中期業績

旭日企業有限公司(「本公司」)董事局欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零五年六月三十日止六個月之未經審核中期業績，連同上年同期之比較數字如下：

簡明合併損益表

	附註	截至六月三十日止六個月 二零零五年 (未經審核) 港幣千元	二零零四年 (重新列示) (未經審核) 港幣千元
營業額	(3)	**1,762,520**	1,705,386
銷售成本		**(1,019,453)**	(962,652)
毛利		**743,067**	742,734
其他收入及收益		**63,282**	38,544
銷售及分銷成本		**(416,642)**	(376,164)
行政費用		**(229,275)**	(230,805)
其他經營費用		**(14,089)**	(18,378)
經營業務溢利	(3)及(4)	**146,343**	155,931
融資成本		**(4,241)**	(9,570)
應佔除稅後業績：			
共同控制公司		**4**	417
聯營公司		**23,382**	22,960
除稅前溢利		**165,488**	169,738
所得稅	(5)	**(29,890)**	(33,880)
期內溢利		**135,598**	135,858
屬於：			
本公司股權持有人		**112,827**	101,685
少數股東權益		**22,771**	34,173
期內溢利		**135,598**	135,858
中期股息	(10)	**29,090**	27,016
		港仙	港仙
每股盈利			
基本	(6a)	**11.26**	10.16
攤薄後	(6b)	**11.06**	10.02
每股中期股息		**2.90**	2.70


有心，就有翼。
JEANSWEST
真維斯



旭 日 企 業 有 限 公 司

(於百慕達註冊成立之有限公司)

2005年中期業績報告

真維斯